Exhibit 2.1

EXECUTION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

INOGEN, INC.,

MOVE MERGER SUB, INC.,

New Aera, Inc.

AND

Gregory J. Kapust, AS THE ENTITLED HOLDERS’ AGENT

AUGUST 6, 2019

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APPENDIX A	Definitions

EXHIBITS
Exhibit A	Non-Compete Agreement
Exhibit B	Certificate of Merger
Exhibit C	Escrow Agreement
Exhibit D	Paying Agent Agreement
Exhibit E	Letter of Transmittal
Exhibit F	Option Cancellation Agreement
Exhibit G	Stockholder Written Consent
Exhibit H	Joinder Agreement
Exhibit I	Resignation Letter
Exhibit J	FIRPTA Certificate
Exhibit K	Termination and Release Agreement
Exhibit L	IP Acquisition Agreement

SCHEDULES
Schedule 4.5	Notices, Consents, Amendments and Terminations
Schedule 7.2(m)	Other Indemnifiable Matters
Schedule 7.6(f)	Specified Claim Procedures

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of August 6, 2019 by and among Inogen, Inc., a Delaware corporation (“Buyer”), Move Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Buyer (“Merger Sub”), New Aera, Inc., a Delaware corporation (the “Company”), and Gregory J. Kapust as the representative of the Entitled Holders (the “Entitled Holders’ Agent”).  Capitalized terms used but not otherwise defined herein shall have the meanings set forth in Appendix A attached hereto.

RECITALS

WHEREAS, Buyer wishes to acquire the Company through a merger of Merger Sub with and into the Company (the “Merger”) pursuant to the terms of this Agreement and the Delaware General Corporation Law (the “DGCL”), and upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly-owned subsidiary of Buyer;

WHEREAS, the respective Board of Directors of each of Buyer, Merger Sub and the Company deems it advisable and in the best interests of its respective stockholders to consummate the Merger and has approved this Agreement and the transactions contemplated by this Agreement (including the Merger);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of, and an inducement to, Buyer to enter into this Agreement, the Non-Compete Stockholders have executed and delivered to Buyer a non-competition and non-solicitation agreement in substantially the form attached hereto as Exhibit A (the “Non-Compete Agreements”) to be effective as of the Closing; and

NOW, THEREFORE, in consideration of the mutual representations, warranties and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

Article I

THE MERGER

Section 1.1The Merger

. Subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation and a wholly-owned subsidiary of Buyer.  The Company, as the surviving corporation after the Merger, is referred to hereinafter as the “Surviving Corporation.”

Section 1.2Closing

. Unless this Agreement is earlier terminated pursuant to Article VI, the closing of the Merger (the “Closing”) shall be effected as promptly as practical but in no event later than the date that is three (3) Business Days after satisfaction or waiver of all of the conditions set forth in Article V of this Agreement (other than conditions which can be satisfied only by the delivery of certificates or other documents at the Closing) at the offices of Dorsey & Whitney LLP, 305 Lytton Avenue, Palo Alto, CA 94301, unless a different date, time and/or place is agreed to by the parties hereto.  The date upon which the Closing actually occurs is referred to as the “Closing Date”.

Section 1.3Effective Time

. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, the parties shall cause the Merger to be consummated by filing the Certificate of Merger substantially in the form attached hereto as Exhibit B (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL.  The Merger shall become effective upon the filing of the Certificate of Merger, with acceptance by the Secretary of State of the State of Delaware or at such later time as shall be agreed upon by the parties and specified in the Certificate of Merger (the effective time of the Merger being hereinafter referred to as, the “Effective Time”).  The parties hereto shall make all other filings, recordings or publications required by Delaware Law in connection with the Merger.

Section 1.4Effect of the Merger

. From and after the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law.

Section 1.5Certificate of Incorporation; Bylaws

(a)Immediately upon the Effective Time, the certificate of incorporation of the Surviving Corporation shall be as set forth in Exhibit A of the Certificate of Merger, and such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by Law and such certificate of incorporation.

(b)Immediately upon the Effective Time, the bylaws of the Surviving Corporation shall be the bylaws of Merger Sub as in effect immediately prior to the Effective Time, and such bylaws shall be the bylaws of the Surviving Corporation until thereafter amended as provided by Law and such bylaws.

Section 1.6Directors; Officers

. The directors and the officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.

Section 1.7Merger Consideration

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(a)Merger Consideration.  Subject to the terms and conditions set forth in this Agreement, at the Effective Time, the Entitled Holders shall be entitled to receive an amount in cash (without interest) equal to (without duplication):

(i)$70,400,000 (the “Merger Consideration”); plus

(ii)the aggregate amount of all Closing Date Company Cash; minus

(iii)the Unpaid Company Transaction Expenses; minus

(iv)all Closing Date Company Indebtedness; minus

(v)the payment to Silverbow, as described in Section 2 of the Termination and Release Agreement; minus

(vi)the payment to Silverbow, as described in Section 1(a) of the IP Acquisition Agreement (the Merger Consideration as so adjusted, the “Stockholder Merger Consideration”)

(b)Escrow.  At the Closing, Buyer, on behalf of the Entitled Holders, shall deposit with JPMorgan Chase Bank, National Association (the “Escrow Agent”), a portion of the Stockholder Merger Consideration equal to $8,000,000 in cash (the “Escrow Fund”).  The Escrow Fund shall be held in trust by the Escrow Agent pursuant to the terms of the Escrow Agreement in the form attached hereto as Exhibit C and shall be released in accordance with the terms thereof.  The parties hereto agree that any payment of the Escrow Fund to Entitled Holders shall constitute part of the Stockholder Merger Consideration and is intended to qualify for installment sale treatment under Section 453 of the Code.

(c)Entitled Holders’ Agent Expense Fund.  At the Closing, Buyer, on behalf of the Entitled Holders, shall deposit with the Entitled Holders’ Agent, a portion of the Stockholder Merger Consideration equal to the Entitled Holders’ Agent Expense Amount (including and distributions received pursuant to Section 1.11(d) and Section 7.4, the “Entitled Holders’ Agent Expense Fund”).  The Entitled Holders’ Agent Expense Fund shall be held in trust by the Entitled Holders’ Agent to be held for the purpose of funding any expenses of Entitled Holders’ Agent arising in connection with the administration of Entitled Holders’ Agent’s duties in this Agreement after the Closing and the indemnification of the Seller Agents in accordance with Section 7.9.  For the avoidance of doubt, for all income Tax purposes, the Entitled Holders’ Agent Expense Fund shall be treated as having been received and voluntarily set aside by the Entitled Holders (i) with respect to the Entitled Holders’ Agent Expense Amount, at the Closing, and (ii) with respect to any funds received by the Entitled Holders’ Agent Expense Fund thereafter, at such time.

Section 1.8Effect on Capital Stock

. At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Merger Sub, the Company or the Company Stockholders:

(a)Merger Sub Capital Stock.  Each issued and outstanding share of common stock, $0.0001 par value per share, of Merger Sub shall be converted into one fully-paid, non-assessable share of common stock of the Surviving Corporation.

(b)Company Capital Stock Owned by Buyer and Merger Sub.  All shares of Company Capital Stock owned by Buyer or Merger Sub immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof, and no payment or distribution shall be made with respect thereto.

(c)Company Capital Stock.

(i)All shares of Company Capital Stock owned by the Company or held in the treasury of the Company shall be cancelled and extinguished without any conversion thereof, and no payment or distribution shall be made with respect thereto.

(ii)Each share of Company Capital Stock issued and outstanding at the Effective Time (other than shares of Company Capital Stock to be cancelled pursuant to Section 1.8(b) and Section 1.8(c)(i) and any Dissenting Shares) shall be cancelled, extinguished and converted into the right to receive an amount in cash, without interest, equal to the sum of (A) the Per Share Closing Payment, plus (B) the Earnout Per Share Payment for each Earnout Period, if any, plus (C) a fraction equal to (I) the aggregate amount of cash, if any, required to be released from the Escrow Fund in accordance with the Escrow Agreement (as and when such cash is required to be released), divided by (II) the Adjusted Diluted Share Number, plus (D) a fraction equal to (I) the aggregate amount of cash, if any, required to be released from the Entitled Holders’ Agent Expense Fund in accordance with this Agreement (as and when such cash is required to be released), divided by (II) the Adjusted Diluted Share Number.

(iii)All payments and distributions of any portion of the Stockholder Merger Consideration required to be made to Company Stockholders pursuant to this Section 1.8(c) shall be made in accordance with the provisions of Article V, Section 3 of the Company Charter.

(d)Closing Statement.  Concurrent with the execution of this Agreement, the Company has delivered to Buyer a draft statement to Buyer, and at least one (1) Business Day prior to the Closing Date, the Company shall deliver to Buyer a final statement, in a form reasonably acceptable to Buyer, certified as true, correct and complete by the Chief Executive Officer of the Company, setting forth, in each case as of the Closing, the following (such final statement, the “Closing Statement” and the related certificate, the “Closing Statement Certificate”):

(i)the aggregate amount of all Closing Date Company Cash;

(ii) the aggregate Unpaid Company Transaction Expenses together with a description and the amount of each element thereof;

(iii)the aggregate Closing Date Company Indebtedness, together with a description and the amount of each element thereof;

(iv)(A) the identity and mailing address of each record holder of Company Capital Stock and the number and type of shares of Company Capital Stock held by each such Company Stockholder, (B) the respective certificate number(s) representing such shares, (C) with respect to shares of Company Capital Stock held by a Company Stockholder or any other security of the Company that, in each case, are “covered securities” within the meaning of Treasury Regulations Section 1.6045-1(a)(15), the date of acquisition and the adjusted tax basis of such Company Capital Stock or other security;

(v)(A) the identity and mailing address of record of each holder of In-The-Money Company Options, the number of shares of Company Capital Stock covered by the In-The-Money Company Options held by such holder and (B) whether such Company Option is qualified as an “incentive stock option” under Section 422 of the Code;

(vi)the amount of (A) the Stockholder Merger Consideration (including Closing Option Payments) payable to each Entitled Holder without reduction for such Entitled Holder’s Proportionate Share of the Escrow Fund and Entitled Holders’ Agent Expense Amount, (B) the Stockholder Merger Consideration (including Closing Option Payments) to be paid to each Entitled Holder net of such Entitled Holder’s Proportionate Share of the Escrow Fund and Entitled Holders’ Agent Expense Amount, (C) each Entitled Holder’s Proportionate Share of the Escrow Fund, expressed as a dollar amount assuming the full release of the Escrow Fund to the Entitled Holders’ Agent Expense Fund and the subsequent release therefrom and as a percentage, (D) each Entitled Holder’s Proportionate Share of the Entitled Holders’ Agent Expense Amount, expressed as a dollar amount assuming the full release of the Entitled Holders’ Agent Expense Amount and as a percentage, (E) each Entitled Holder’s Proportionate Share of any Earnout Consideration, expressed as a percentage, and (F) any required withholding (if any) with respect to each Entitled Holder.

(e)Dissenters’ Rights.  Notwithstanding anything in this Agreement to the contrary, shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time of the Merger and that are held by a stockholder who has not voted such shares in favor of the Merger or consented thereto in writing and who has validly exercised and perfected appraisal rights for such shares in accordance with in Section 262 of the DGCL or, if applicable, dissenters’ rights for such shares in accordance with Chapter 13 of the CCC, and who, as of the Effective Time of the Merger, has not effectively withdrawn or lost such right to appraisal and/or dissenters’ rights (the “Dissenting Shares”) will not be canceled, extinguished and, if applicable, converted into or represent a right to receive the Stockholder Merger Consideration pursuant to Section 1.8(c) and the Earnout Consideration pursuant to Section 1.11, if any, but instead the holder thereof will be entitled only to receive such consideration as is determined to be due with respect to such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL or, if applicable, Chapter 13 of the CCC.  Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to Section 262 of the DGCL or, if applicable, Chapter 13 of the CCC, will receive payment therefor from the Surviving Corporation in accordance with the DGCL or, if applicable, the CCC; provided, however, that if any such holder of Dissenting Shares will have effectively withdrawn such holder’s demand for appraisal of such shares or lost such holder’s right to appraisal and payment of such shares under Section 262 of the DGCL or, if applicable, dissenters’ rights for such shares in accordance with Chapter 13 of the CCC, such holder will forfeit the right to appraisal of such shares and each such share will thereupon be deemed to have been canceled, extinguished and, if applicable, converted, as of the Effective Time of the Merger, into and represent the right to receive the respective portion of the Stockholder Merger Consideration as provided in Section 1.8(c) and the respective portion of the Earnout Consideration as provided in Section 1.11.  The Company will give Buyer prompt notice of any written demand for appraisal or dissenters’ rights, any withdrawal of a demand for appraisal or dissenters’ rights and any other instrument served pursuant to Section 262 of the DGCL or, if applicable, Chapter 13 of the CCC, received by the Company prior to the Effective Time of the Merger.  The Company shall not, except with the prior written consent of Buyer, voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demand.

(f)Company Options.

(i)Termination of Options and Option Plans.  The Company shall have taken all actions prior to the Effective Time such that all stock incentive plans established by the Company, including the Company’s 2011 Stock Option and Grant Plan, as amended (the “Stock Incentive Plan”), shall be terminated as of the Effective Time.  No options to purchase the Company’s capital stock shall be assumed by Buyer, and the Company shall have taken all actions necessary so that all such options shall have either been exercised, or duly terminated and shall be of no further force or effect as of the Effective Time.

(ii)In-The-Money Company Options.  Notwithstanding Section 1.8(f)(i), each holder of a Company Option that is outstanding as of the Effective Time, whether vested or unvested, and has an exercise price per share that is equal to or less than the Per Share Closing Payment (each an “In-The-Money Company Option”) shall be entitled to receive from the Company in exchange for the cancellation and termination of all of such holder’s In-The-Money Company Options, subject to the terms and conditions of this Agreement, as follows:

(A)at the Closing, an amount in cash, without interest, equal to the Closing Option Payment;

(B)after each Earnout Period, the product of (1) the number of shares of Company Common Stock subject to such In-The-Money Company Options and (2) the Earnout Per Share Payment for such Earnout Period, if any;

(C)the product of (1) the number of shares of Company Common Stock subject to such In-The-Money Company Options and (2) a fraction equal to (I) the aggregate amount of cash, if any, required to be released from the Escrow Fund in accordance with the Escrow Agreement (as and when such cash is required to be released), divided by (II) the Adjusted Diluted Share Number; and

(D)the product of (1) the number of shares of Company Common Stock subject to such In-The-Money Company Options and (2) a fraction equal to (I) the aggregate amount of cash, if any, required to be released from the Entitled Holders’ Agent Expense Amount (as and when such cash is required to be released), divided by (II) the Adjusted Diluted Share Number.

(iii)Out-of-the-Money Company Options.  The Company shall take all necessary and appropriate actions so that all Company Options that are not In-The-Money Company Options shall, at the Effective Time, be cancelled, terminated and extinguished.

(iv)Exclusive Consideration.  The holders of Company Options shall not be entitled to receive any further consideration in respect of Company Options except as set forth in this Section 1.8(f).

(g)Payment of Closing Date Company Indebtedness and Unpaid Company Transaction Expenses.  At least one (1) Business Day prior to the Closing Date, the Company shall provide Buyer with appropriate payoff letters or final invoices, as applicable, payment instructions and forms of lien releases or similar instruments, each in form and substance reasonably acceptable to Buyer, which shall be effective immediately following the payment of the applicable amounts set forth in such payoff letters, invoices or instruments with respect to all Closing Date Company Indebtedness and Unpaid Company Transaction Expenses, and any necessary Tax forms, including W-9 or the appropriate series of W-8, as applicable, from each payee as reasonably requested by Buyer.  Such payoff letters or final invoices, as applicable, shall evidence that the payment of such amounts would result in the full repayment, satisfaction, release, and discharge of all current and future obligations of the Company in respect of such item (except obligations for indemnification and reimbursement that expressly survive repayment in full) and, with respect to Closing Date Company Indebtedness, shall contemplate the delivery of UCC-3 termination statements and mortgage releases that when filed or recorded, as the case may be, will be sufficient to release any and all Liens relating to such item.  At the Closing, Buyer shall pay or cause to be paid (i) to the Company Creditors, the outstanding principal amount, together with all accrued and unpaid interest through the Closing Date and prepayment or other penalties or premiums, if any, payable with respect to all Closing Date Company Indebtedness owed thereto and (ii) the amount of all Unpaid Company Transaction Expenses (other than Transaction Payroll Taxes), each in accordance with the instructions provided by the Company.

Section 1.9Surrender and Payment

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(a)Not less than one (1) day prior to the Effective Time, Buyer and the Entitled Holders’ Agent shall enter into a paying agent agreement in the form attached hereto as Exhibit D (the “Paying Agent Agreement”) with JPMorgan Chase Bank, National Association  (the “Paying Agent”) for the purpose of exchanging Company Certificate(s) for the Stockholder Merger Consideration in accordance with this Article I.  Buyer and the Entitled Holders’ Agent shall each be responsible for one-half of the fees and expenses of the Paying Agent.  At or substantially contemporaneously with the Closing, Buyer shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the Company Stockholders, by wire transfer of immediately available funds, cash in an amount sufficient to pay the Stockholder Merger Consideration (less the aggregate amount of cash to be paid to holders of In-the-Money Company Options, pursuant to Section 1.8(f)(ii)) (such cash being hereinafter referred to as the “Exchange Fund”).  The Exchange Fund shall not be used for any purpose other than the payment of the Stockholder Merger Consideration and shall not be subject to any claim of Buyer under Section 1.7, Section 4.7 or Article VII.  The Exchange Fund shall be invested by the Paying Agent as set forth in the Paying Agent Agreement.  Any losses resulting from the investment of the Exchange Fund shall not in any way diminish Buyer's obligations to pay the full amount of the Stockholder Merger Consideration.  At or substantially contemporaneously with the Closing, Buyer shall pay, or cause to be paid, to the Company the aggregate amount of cash sufficient to pay the portion of the Stockholder Merger Consideration allocable to holders of In-the-Money Company Options pursuant to Section 1.8(f).

(b)Company Certificate Exchange Procedures.  As soon as reasonably practicable following the Closing, Buyer shall cause the Paying Agent to deliver and make available to each Company Stockholder (other than Buyer or the Company, if applicable) a letter of transmittal in the form attached hereto as Exhibit E (the “Letter of Transmittal”). Upon surrender to the Paying Agent of, with respect to Company Stockholders, a certificate or certificates evidencing the Company Capital Stock (the “Company Certificate(s)”) for cancellation, together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, Buyer and the Entitled Holders’ Agent shall, as promptly as practicable after the Effective Time, cause the Paying Agent to pay to the holder of such Company Certificate, in exchange therefore, the amount of cash in immediately available funds which such holder has the right to receive in respect of the Company Capital Stock formerly represented by such Company Certificate pursuant to Section 1.8(c), and the Company Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Capital Stock that is not registered in the transfer records of the Company, payment of the relevant portion of the Stockholder Merger Consideration may be made to a Person other than the Person in whose name the Company Certificate so surrendered is registered if the Company Certificate representing such Company

Capital Stock shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment of the relevant portion of the Stockholder Merger Consideration to a Person other than the registered holder of such Company Certificate or establish to the reasonable satisfaction of Buyer that such Tax has been paid or is not applicable.  Until surrendered as contemplated by this Section 1.9, each Company Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (or at such other applicable time) such portion of the Stockholder Merger Consideration and the Earnout Consideration to which the holder of such Company Certificate is entitled pursuant and subject to this Section 1.9.  No interest shall be paid or shall accrue on any cash payable to holders of Company Certificate(s) pursuant to the provisions of this Section 1.9.

(c)Lost, Stolen or Destroyed Company Certificate(s). If any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming the Company Certificate to be lost, stolen or destroyed and, if reasonably required by Buyer or the Surviving Corporation, the delivery of an agreement of indemnification in form reasonably satisfactory to Buyer, as indemnity against any claim that may be made against it with respect to such Company Certificate, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Company Certificate the applicable portion of the Stockholder Merger Consideration to be paid in respect of the Company Capital Stock represented by such Company Certificate as contemplated by this Section 1.9.  No Company Stockholder shall be required to post any bond in respect of any lost, stolen or destroyed Company Certificate.

(d)No Further Rights.  From and after the Effective Time, holders of Company Certificates shall cease to have any rights with respect to the Company Capital Stock represented by such Company Certificates, except the right to receive the Stockholder Merger Consideration and the Earnout Consideration to which such holder is entitled or as provided by Law.

(e)Termination of Exchange Fund.  Any portion of the Exchange Fund that remains unclaimed by the Company Stockholders twelve (12) months after the Effective Time shall be delivered to Buyer, upon demand, and any Company Stockholders who have not theretofore complied with this Section 1.9 shall thereafter look only to Buyer for, and Buyer shall remain liable for, payment of their claim with respect to the Stockholder Merger Consideration without any interest thereon.

(f)Stock Option Cancellation Procedures.  Subject to delivery of a duly completed and validly executed option cancellation agreement in the form attached hereto as Exhibit F (each, a “Option Cancellation Agreement”) from any holder of In-The-Money Company Options in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, such holder of In-The-Money Company Options shall be entitled to receive in exchange therefor, from the Company’s payroll in the next practicable payroll cycle following such delivery and the Closing, the Closing Option Payment that such holder shall have the right to receive as set forth in Section 1.8(f)(ii)(A) of this Agreement with respect to such In-The-Money Company Options.  Further, subject to delivery of a duly completed and validly executed Option Cancellation Agreement, each such former holder of In-The-Money Company Options shall have the right to receive such holder’s portion of the Earnout Consideration, such holder’s portion of the Escrow Fund, and such holder’s portion of the Entitled Holders’ Agent Expense Fund with respect to the shares of Company Common Stock subject to such In-The-Money Company Options in accordance with the applicable terms and conditions of this Agreement and the Escrow Agreement.  Until cancelled in accordance with this Section 1.9(f), each In-The-Money Company Option will be deemed from and after the Effective Time, for all corporate purposes, to evidence the right to receive the holder’s Closing Option Payment, portion of the Earnout Consideration, if any, portion of the Escrow Fund, if any, and portion of the Entitled Holders’ Agent Expense Fund, if any, that such holder shall have the right to receive as set forth in Section 1.8(f)(ii) of this Agreement.

(g)Dissenting Shares.  The provisions of this Section 1.9 shall also apply to Dissenting Shares that lose their status as such, except that the obligations of Buyer under this Section 1.9 shall commence on the date of loss of such status and the holder of such shares shall be entitled to receive in exchange for such shares the aggregate portion of the Stockholder Merger Consideration that such holder shall have the right to receive as set forth in Section 1.8(c) of this Agreement.

Section 1.10No Further Ownership Rights in Company Capital Stock

. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of any shares of Company Capital Stock on the records of the Company.  From and after the Effective Time, the holders of Company Certificates evidencing ownership of shares of Company Capital Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Law.  If, after the Effective Time, Company Certificates are presented to Buyer or the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

Section 1.11Earnout Consideration.

(a)Definitions.

(i)“Accounting Standards” means internationally recognized accounting principles (including IFRS, U.S. GAAP, and the like), in each case, as generally and consistently applied by the applicable Selling Entity.

(ii)“Combination Product” means any product comprising an Earnout Product and at least one other product that is not an Earnout Product sold (including rentals, leases, or other similar transactions) for a single price, which uses a source of greater than 87% oxygen.  For clarity, and without limiting the foregoing, any product comprising an Earnout Product and an oxygen concentrator product which uses a source of greater than 87% oxygen, whether such Earnout Product is integrated directly into (including as a feature of) such other product(s), available as an upgrade or add on to such other product(s) or otherwise sold for a single price with such other product(s), shall be deemed a Combination Product for purposes of determining Net Sales, and any product comprising an Earnout Product which uses a source of no more than 87% oxygen shall be solely an Earnout Product for purposes of determining Net Sales.

(iii)“Earnout Cap” means $27,380,000.

(iv)“Earnout Consideration” means the sum of all Earnout Payments across every Earnout Period; provided, that in no event shall the Earnout Consideration exceed the Earnout Cap.

(v)“Earnout Payment” means, for any given Earnout Period, an amount equal to the lesser of (A) the product of (x) eighteen and a half percent (18.5%), multiplied by (y) an amount equal to the Recognized Revenue during such Earnout Period, and (B) an amount equal to (x) the Earnout Cap, minus (y) the aggregate Earnout Consideration paid across every prior Earnout Period.

(vi)“Earnout Per Share Payment” means, for any given Earnout Period, an amount of cash equal to the quotient of (A) the Earnout Payment for such Earnout Period, divided by (B) the Adjusted Diluted Share Number.

(vii)“Earnout Period” means each calendar year beginning with calendar year 2019 and ending on the calendar year in which the Earnout Consideration equals the Earnout Cap.

(viii)“Earnout Products” means (A) the Company’s current Tidal Assist Ventilation (“TAV”) product, including SideKick TAV devices, TAV interfaces, TAV accessories and related consumables (each, a “Current Product”), (B) any other ventilation product, including devices, interfaces, accessories, and related consumables, that (1) is derived from or incorporates substantially the same underlying technology as a Current Product or (2) is covered by a Valid Claim, or (C) any hardware or software upgrade to the products included in (A) and (B) above, and any related interfaces, accessories, and related consumables.

(ix)“Net Licensing Revenue” means the cash payments and the fair market cash value of any non-cash consideration (less any amounts paid for such consideration) received by any Selling Entity in consideration for the grant of a license under the Company Intellectual Property, including any upfront payments, milestone payments or the like, but specifically excluding consideration: (A) which is included in the definition of “Net Sales” below, (b) received for the performance of or reimbursement for research, development or other activities performed by or on behalf of any Selling Entity, (C) for the sale of capital stock or other equity or debt interests in any Selling Entity (excluding amounts in excess of fair market value), (D) as reimbursement for patent related costs and expenses, (E) for withholding taxes or other amounts actually withheld from amounts paid to any Selling Entity, and (F) for the sale of all or substantially all of the business or assets of any Selling Entity which assumes the obligations of Buyer under this Agreement in accordance with Section 8.6, whether by merger, sale of stock, sale of assets or otherwise.  To the extent Net Licensing Revenue represents an unallocated combined payment for amounts received both (1) in consideration of the grant of such a license, and (2) in connection with other Intellectual Property, undertakings or subject matter, such Net Licensing Revenue for calculating payments payable by Buyer hereunder shall be reasonably allocated in good faith by Buyer based on the relative value of the Company Intellectual Property and such other Intellectual Property, undertakings or subject matter.

(x)“Net Sales” means the gross amount invoiced for the sale, rental, lease, or other similar transaction of an Earnout Product by any Selling Entity to a Person (other than another Selling Entity) after deducting, if not previously deducted, from the amount invoiced or received:

(A)any Taxes levied on or with respect to such Earnout Product (excluding Taxes imposed on or with respect to net income, however denominated);

(B)normal trade, quantity and early payment discounts actually granted in connection with such sale of a Earnout Product;

(C)rebates, chargebacks, and credits actually given for any returned or rejected Earnout Products;

(D)rebates and chargeback payments in respect of Earnout Products granted to managed health care organizations, national, state/provincial, local, and other governments, their agencies and purchasers and reimbursers, or to trade customers to the extent actually given;

(E)retroactive price reductions or billing errors with respect to such sale of an Earnout Product that are actually allowed or granted;

(F)costs of packaging, insurance, carriage, and freight of such Earnout Products and other transportation charges solely in respect of the distribution of such Earnout Products;

(G)amounts written off by reason of uncollected debt in respect of Earnout Products if and when actually written off or allowed, provided that such amounts shall be added back to Net Sales if and when collected; and

(H)any other charges, costs, expenses or accruals that are customarily deducted in the determination of “net sales” in accordance with such Selling Entity’s Accounting Standards.

(xi)“Recognized Revenue” means, for any given Earnout Period, the sum of (A) an amount equal to the Net Sales recognized during such Earnout Period and (B) an amount equal to the Net Licensing Revenue recognized during such Earnout Period; provided, however, that the first $2,000,000 of the sum of Net Sales and Net Licensing Revenue recognized across all Earnout Periods shall not constitute Recognized Revenue.

(xii)“Selling Entity” means Buyer, its Affiliates, any successor of Buyer or any of its Affiliates.

(xiii)“Valid Claim” means (A) any claim within an issued and unexpired patent included within the Company Intellectual Property which has not been (1) held permanently revoked, unenforceable, unpatentable or invalid by a court or other governmental agency of competent jurisdiction in a decision from which no appeal can be taken, (2) disclaimed or admitted to be invalid or unenforceable through reissue, disclaimer or otherwise, or (3) abandoned; or (B) any pending claim within a pending patent application which has not been (v) disclaimed, (w) dedicated to the public, (x) abandoned, (y) declared invalid, unenforceable, finally disallowed or revoked by a court or other government agency of competent jurisdiction in a decision from which no appeal can be taken, or (z) admitted to be invalid or unenforceable by the Company.  For purposes of this definition only, Company Intellectual Property includes any continuations, divisionals, reissues, reexaminations and continuations-in-part (to the extent claiming identical subject matter) of the patents and patent applications listed on Section 2.13(b) of the Company Disclosure Schedules.  A Valid Claim that exists in one jurisdiction will be treated as valid and enforceable worldwide and shall not be considered unenforceable or invalid based solely on geographical or jurisdictional limitations.

(b)Calculation of Net Sales and Net Licensing Revenue.

(i)Net Sales and Net Licensing Revenue (and any deductions) shall be determined and calculated from the books and records of each Selling Entity maintained in accordance with Accounting Standards, as applicable, consistently applied.

(ii)For purposes of determining Net Sales, an Earnout Product shall be deemed to be sold when invoiced.

(iii)Transfer of any Earnout Product between two (2) Selling Entities shall not result in any Net Sales, unless such Earnout Product is consumed by such receiving Selling Entity in the course of its activities.

(iv)In the case of rebates, discounts and other forms of reimbursements on portfolio product offerings, all rebates, discounts and other forms of reimbursements shall be allocated among products on the basis on which such rebates, discounts and other forms of reimbursements were actually granted or, if such basis cannot be determined, in accordance with the applicable Selling Entity’s existing allocation method, consistently applied to all relevant products; provided that, any such allocation is fair and reasonable and in compliance with Accounting Standards, as applicable, and Laws, including any price reporting laws, rules and regulations.

(v)If an Earnout Product is sold (including rentals, leases, or other similar transactions) as part of a Combination Product, then Net Sales for such product shall be equal to the increased value of the Combination Product attributable to the Earnout Product (“Relative Value Add”) as determined by the Buyer and Entitled Holders’ Agent in good faith as follows, for any Earnout Period:

(A)In the event that the Earnout Product is available as an upgrade or add on to the other product(s) of such Combination Product sold without the Earnout Product, the Relative Value Add shall be equal to the price of the Earnout Product as an upgrade or add on;

(B)In the event that the applicable other product(s) of such Combination Product is sold with and without the Earnout Product at different prices, the Relative Value Add shall take into consideration the relative value of the Earnout Product, provided that any discount included in a bundled Combination Product shall be borne by the Earnout Product and the other product(s) based on their relative values;

(C)Otherwise, and in the event that the Relative Value Add cannot be agreed upon by the Buyer and Entitled Holders’ Agent, the Relative Value Add shall be determined by a nationally recognized expert reasonably acceptable to Buyer, selected in accordance with the terms applicable for the Accounting Firm as described in Section 1.11(c)(iii), provided that the fees and expenses of the expert shall be borne by either the Buyer or the Entitled Holders’ Agent, whichever is determined to have had a final proposed Relative Value Add that is further from the Relative Value Add determined by the expert.

(c)Calculation of Earnout Consideration.

(i)As promptly as practicable and in any event within thirty (30) days after the end of each Earnout Period, Buyer shall prepare and deliver to the Entitled Holders’ Agent a statement (the “Earnout Statement”) setting forth in reasonable detail its calculation, as applicable, of the Earnout Payment for such Earnout Period, (such amount, as may be revised pursuant to any negotiation under Section 1.11(c)(iii), the “Undisputed Amount”).

(ii)After delivery of the applicable Earnout Statement, Buyer shall give the Entitled Holders’ Agent and/or its representative(s), subject to the Entitled Holders’ Agent and/or such representative(s) being subject to confidentiality obligations and upon reasonable prior notice, reasonable access during normal business hours to review the work papers, schedules, memoranda and other documents prepared or reviewed by Buyer, the Surviving Corporation and their respective representatives in connection with the preparation of the applicable Earnout Statement, and Buyer and the Surviving Corporation shall reasonably cooperate with and respond to such inquiries and otherwise reasonably cooperate with the Entitled Holders’ Agent in the review of such Earnout Statement.

(iii)Within thirty (30) days after delivery of the applicable Earnout Statement to the Entitled Holders’ Agent (the “Earnout Objection Period”), the Entitled Holders’ Agent will advise Buyer in writing whether it agrees with the Earnout Payment for the applicable period set forth in such Earnout Statement or whether the Entitled Holders’ Agent objects to such Earnout Payment.  If the Entitled Holders’ Agent disputes the Earnout Payment set forth in such Earnout Statement, then prior to the end of the Earnout Objection Period, the Entitled Holders’ Agent shall deliver to Buyer a statement setting forth its objections thereto, including, in reasonable detail, the basis for such dispute, the dollar amounts involved and the Entitled Holders’ Agent’s calculation of such Earnout Payment (such written notice of objection, the “Earnout Objection Statement”).  If such Earnout Objection Statement is not delivered to Buyer prior to the end of the Earnout Objection Period, the Earnout Statement shall be final, binding and non-appealable by the parties hereto.  The Entitled Holders’ Agent and Buyer shall negotiate in good faith to resolve any objections made by the Entitled Holders’ Agent. If they do not reach a final resolution within forty-five (45) days after the delivery of such Earnout Objection Statement, the Entitled Holders’ Agent and Buyer shall submit the any amount under dispute (the “Disputed Amount”) for final resolution to a nationally recognized independent accounting firm upon which Buyer and the Entitled Holders’ Agent shall reasonably agree (the “Accounting Firm”).  The Accounting Firm shall act as an expert and not an arbitrator.  The Accounting Firm shall make all calculations in accordance with the applicable Accounting Standards, shall determine only the Disputed Amount remaining in dispute between Buyer and the Entitled Holders’ Agent, and shall not be permitted or authorized to assign a dollar amount to any item in dispute greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party.  Each of Buyer and the Entitled Holders’ Agent shall (i) enter into a customary engagement letter with the Accounting Firm at the time such dispute is submitted to the Accounting Firm and otherwise cooperate with the Accounting Firm, (ii) have the opportunity to submit a written statement in support of their respective positions with respect to such disputed items, to provide supporting material to the Accounting Firm in defense of their respective positions with respect to such disputed items and to submit a written statement responding to the other party’s position with respect to such disputed items and (iii) subject to customary confidentiality agreement, provide the Accounting Firm with access to their respective books, records, personnel and representatives and such other information as the Accounting Firm may require in order to render its determination.  The Accounting Firm shall be instructed to deliver to Buyer and the Entitled Holders’ Agent a written determination (such determination to include a worksheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the Accounting Firm by Buyer and the Entitled Holders’ Agent) of the disputed items within thirty (30) calendar days of receipt of the disputed items, which determination shall be final and binding on the parties hereto and not subject to appeal.  The fees and expenses of the Accounting Firm shall be borne by the Buyer, on the one hand, and the Entitled Holders’ Agent, on the other hand, based on a percentage equal to (i) the portion of the total amounts disputed not awarded to each such party divided by (ii) the total amounts disputed.

(d)Payment Procedures.  Subject to Section 7.7:

(i)Within fifteen (15) days after the delivery of the Earnout Statement, Buyer shall deposit in the Entitled Holders’ Agent Expense Fund an amount equal to the Undisputed Amount.

(ii)Within fifteen (15) days after the final determination of the amount of each Earnout Payment, Buyer shall deposit in the Entitled Holders’ Agent Expense Fund an amount equal to such corresponding Earnout Payment, less any Undisputed Amounts deposited in the Entitled Holders’ Agent Expense Fund pursuant to Section 1.11(d)(i) with respect to such corresponding Earnout Payment.

(iii)The Entitled Holders’ Agent shall cause disbursements to the Entitled Holders from the Entitled Holders’ Expense Fund in such amounts as it reasonably determines based on the necessity of withholding funds to satisfy potential obligations of the Entitled Holders’ Agent from the Entitled Holders’ Agent Expense Fund pursuant to Article VII; provided, however, that the Entitled Holders’ Agent may from time to time make such proportionate discretionary distributions to the Entitled Holders in the Entitled Holders’ Agent reasonable determination to assist with potential income Tax obligations of the Entitled Holders.

(e)Limitation of Obligations.  The Entitled Holders and the Company acknowledge, understand and agree that, after the Closing, Buyer and its Affiliates (including, from and after the Closing, the Surviving Corporation) shall exercise operational control of the business and assets of the Company.  The Entitled Holders and the Company acknowledge, understand and agree that the future development, use and/or commercialization activities of the Company are to be conducted by Buyer and its Affiliates in accordance with their own business judgment and in their sole and absolute discretion.  Subject to compliance with Section 1.11(f), the Entitled Holders and the Company further acknowledge, understand and agree that: (i) as between the parties, Buyer and its Affiliates will have complete control and sole and absolute discretion with respect to decisions concerning such activities as well as the conduct of the Company’s business, (ii) such control and discretion over such activities and the conduct of the Company’s business by or under the authority of Buyer and its Affiliates could have a material adverse effect upon any amount of Earnout Consideration, (iii) such control and discretion by Buyer and its Affiliates over the matters set forth in clauses (i) and (ii) above could result in the Entitled Holders receiving no amounts whatsoever with respect to Earnout Consideration, and (iv) Buyer and its Affiliates have no duty to the Company or the Entitled Holders to maximize Net Sales, Net Licensing Revenue or the Earnout Consideration. Notwithstanding the foregoing, Buyer shall use good faith efforts to reasonably maximize the Earnout Consideration payable to the Entitled Holders pursuant to this Section 1.11, provided that the Entitled Holders and the Company acknowledge, understand and agree that, neither Buyer nor any of its Affiliates is prohibited from developing, marketing or selling other products or services or conducting any other activities that may compete with the Earnout Products or reduce Net Sales or Net Licensing Revenue, and such competing products or services may be currently in development by Buyer and its Affiliates.

(f)Change of Control.  Until such time as the Earnout Cap has been paid to the Entitled Holders, upon any Change in Control of Buyer or the Surviving corporation, or a sale, license, transfer or other disposition to any Person or Persons (other than an Affiliate of Buyer) of all or substantially all of the assets or rights that comprise the Earnout Products in a transaction or series of related transactions, Buyer shall cause any successor in interest to the assets or rights that comprise the Earnout Products to assume all of Buyer’s obligations under this Section 1.11, and upon such assumption, Buyer shall have no further liability or obligation to the Company, the Entitled Holders or the Entitled Holders’ Agent under this Section 1.11.

Section 1.12Withholding

. The Company, the Paying Agent, Buyer and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under any provision of U.S. federal, state, local or non-U.S. Tax law or under any other applicable Law.  To the extent such amounts are so deducted or withheld and remitted to the appropriate Tax Authority in accordance with applicable Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

Section 1.13Taking of Necessary Action; Further Action

. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of Buyer and the Surviving Corporation are fully authorized in the name of their respective corporations to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Article II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to each of Buyer and Merger Sub as of the date hereof and as of the Closing Date, subject to such exceptions as are disclosed with respect to this Article II in the disclosure schedules and schedule of exceptions (the “Company Disclosure Schedules”) delivered herewith (it being understood and hereby agreed that (i) the disclosures set forth in the Company Disclosure Schedules shall be organized under separate section and subsection references that correspond to the sections and subsections of this Article II to which such disclosure relates, and (ii) the disclosure set forth in a particular section or subsection of the Company Disclosure Schedules shall qualify (A) the representations and warranties set forth in the corresponding section or subsections of this Article II, (B) such other representations and warranties set forth in this Article II if, and solely to the extent that, upon a reading of such disclosure, it is reasonably apparent that such disclosure is applicable to such other representations and warranties:

Section 2.1Organization, Standing and Power

.

(a)The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted and as currently contemplated to be conducted.  The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect.  The Company has made available to Buyer true, correct and complete copies of the Company Charter and Company Bylaws, each in full force and effect as of the date of this Agreement. The Company is not in violation of any provision of the Company Charter or Company Bylaws, except with respect to any violation that would not reasonably be expected to be material to the Company as a whole.

(b)Section 2.1(b) of the Company Disclosure Schedules lists the directors and officers of the Company.

(c)Section 2.1(c) of the Company Disclosure Schedules lists every jurisdiction in which the Company and its Subsidiaries has Employees or facilities or otherwise conducts its business as of the date of this Agreement.

Section 2.2Subsidiaries

. The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for any equity or similar interest in, any corporation, association, partnership, joint venture, limited liability company, business association or other entity.

Section 2.3Capitalization

.

(a)The authorized capital stock of the Company consists of 45,000,000 shares of common stock, par value $0.0001 per share, and 34,600,000 shares of preferred stock, par value $0.0001 per share.  Section 2.3(a) of the Company Disclosure Schedules sets forth a list of each holder of record of Company Capital Stock, the number and class of such securities owned by each such holder, the respective certificate number(s) representing such securities, if any, the date of acquisition of such securities, and the current mailing address of such holder, in each case of the date of this Agreement.

(b)The Company has reserved sufficient shares of Company Common Stock (as may be adjusted in accordance with the provisions of the Company Charter) for issuance upon conversion of the issued and outstanding Company Preferred Stock as of the date of this Agreement.  Immediately prior to the Effective time, all Company Preferred Stock shall have converted into shares of Company Common Stock.

(c)The Company has reserved 5,132,414 shares of Company Common Stock for issuance to Employees pursuant to the Stock Incentive Plan, under which Company Options have been exercised for 239,102 shares of Company Common Stock, Company Options to purchase 2,968,840 shares of Company Common Stock are issued or outstanding, 72,632 shares of Company Common Stock have been issued as restricted stock and 1,924,472 shares of Company Common Stock remain available for future issuance thereunder, in each case as of the date of this Agreement.  Section 2.3(c) of the Company Disclosure Schedules sets forth a list of the holders of Company Options, the number of underlying shares of Company Capital Stock thereunder, the grant date of such Company Options, the exercise price and vesting schedule of each Company Option, each as of the date of this Agreement.  Each Company Option was granted in compliance with all applicable Laws and all of the terms and conditions of the Stock Incentive Plan pursuant to which it was issued.  The Company has heretofore provided or made available to Buyer true and complete copies of the standard form of option agreement and any stock option agreements that differ from such standard form.

(d)Except for the conversion rights of the Company Preferred Stock, the Company Options and certain of the Closing Date Company Indebtedness, there are no outstanding options, warrants, rights, convertible securities, commitments or agreements for the purchase or acquisition from the Company of any Company Capital Stock or obligating the Company to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, right, convertible security, commitment or agreement.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to the equity of the Company (whether payable in equity, cash or otherwise).  Except as contemplated hereby, there are no voting trusts, proxies, or other agreements or understandings with respect to the voting stock of the Company.  There are no agreements to which the Company is a party relating to the registration, sale or transfer (including agreements relating to rights of first refusal, co‑sale rights or “drag‑along” rights) of any Company Capital Stock.  There is no outstanding Indebtedness from the Company to any Company Stockholder.  As a result of the Merger, Buyer will be the sole record and beneficial holder of all issued and outstanding Company Capital Stock and all rights to acquire or receive any shares of Company Capital Stock, whether or not such shares of Company Capital Stock are outstanding.

(e)All issued and outstanding shares of Company Capital Stock are (i) duly authorized, validly issued, fully paid and non-assessable and (ii) not subject to any preemptive rights created by statute, the Company Charter, Company Bylaws or any agreement to which the Company is a party.  All issued and outstanding shares of Company Capital Stock, and Company Options were issued in compliance with applicable Law

(f)Except as set forth on Section 2.3(g) of the Company Disclosure Schedules, there are no voting trusts or other agreements or understandings to which the Company or, to the Company’s Knowledge, any Entitled Holder is a party with respect to the voting of the Company Capital Stock.

Section 2.4Authority; Valid and Binding Agreements

.

(a)The Company has all requisite power and authority to execute and deliver this Agreement and all other Transaction Documents to which it will become party, subject, in the case of the Company’s obligation to consummate the Merger, to obtaining approval from (i) a majority of the outstanding shares of Company Common Stock and Company Preferred Stock (voting together as a single class on an as-converted to Company Common Stock basis), (ii) the holders of not less than a majority of the outstanding shares of Company Preferred Stock (voting as a single class), and (iii) the holders of not less than a majority of the outstanding shares of Company Common Stock (voting as a separate voting class) to adopt this Agreement and consummate the Merger (the “Requisite Approval”) as contemplated in Section 4.8.  The Requisite Approval is the only vote or consent of the holders of any class or series of the Company Capital Stock required to approve and adopt this Agreement and the Transaction Documents, approve the Merger and consummate the Merger and the other transactions contemplated hereby and thereby.  The execution, delivery and performance by the Company of this Agreement and the Transaction Documents to which it will become a party have been duly and validly authorized by the Company’s Board of Directors.  This Agreement and each of the Transaction Documents to which the Company will become a party are, or will be when executed and delivered by the Company, legal, valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, subject, in the case of the Company’s obligation to consummate the Merger, to obtaining the Requisite Approval, and except as enforcement may be limited by bankruptcy, insolvency, or other similar laws affecting the enforcement of creditors’ rights generally and except that the availability of equitable remedies is subject to the discretion of the court before which any proceeding therefor may be brought.

(b)The Company’s Board of Directors, by written consent and, as of the hereof, not subsequently rescinded or modified in any way, has, as of the date hereof (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company Stockholders, (ii) approved and declared advisable the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement and the transactions contemplated by this Agreement, including the Merger, in accordance with the DGCL, (iii) directed that the “agreement of merger” contained in this Agreement be submitted to the Company Stockholders for adoption, and (iv) resolved to recommend that the Company Stockholders adopt the “agreement of merger” set forth in this Agreement and directed that such matter be submitted for consideration of the Company Stockholders.

Section 2.5No Breach; Consents

. Except as set forth on Section 2.5 of the Company Disclosure Schedules, the execution, delivery and performance of this Agreement and the Transaction Documents to which the Company will become a party will not conflict with or result in any conflict with, breach or violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, forfeiture or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Lien on any of the properties or assets of the Company pursuant to (a) any provision of the Company Charter or the Company Bylaws, (b) any Contract to which the Company is a party or (c) any applicable Law.  No approval, declaration or filing with, or notice to, any Governmental Entity is required by or with respect to the Company in connection with the execution, delivery and performance of this Agreement and the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby, except for the filing of the Certificate of Merger with the Secretary of State of Delaware.

Section 2.6Financial Statements

. Section 2.6 of the Company Disclosure Schedules sets forth the Financial Statements.  The Financial Statements are based upon the books and records of the Company, are true and correct in all material respects and present fairly the financial condition and operating results, changes in stockholders’ equity and cash flow of the Company as of the dates and during the periods indicated therein, subject to normal year-end audit adjustments.  Except as set forth on Section 2.6 of the Company Disclosure Schedules, the Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated and with each other (subject to the absence of footnotes and normal year-end audit adjustments in the case of unaudited financial statements).

Section 2.7Books and Records

. The books and records of the Company have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements and the Financial Statements are consistent with such books and records.

Section 2.8Absence of Certain Changes

. Since the date of the Interim Balance Sheet to the date of this Agreement, except in connection with the authorization, preparation, negotiation, execution or performance of this Agreement or the consummation of the transactions contemplated hereby, the business of the Company has been conducted in the ordinary course of business consistent with past practice.  Except as and to the extent set forth in the Financial Statements, from the date of the Interim Balance Sheet to the date of this Agreement, there has not been, with respect to the Company, any:

(a)event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b)amendment of the Company Charter, Company Bylaws or other organizational documents of the Company;

(c)split, combination or reclassification of any shares of its capital stock;

(d)issuance, sale, disposition of or encumbrance, or authorization of the issuance, sale, disposition or encumbrance of, any shares of capital stock or grant, entrance into or acceptance of any options, warrants, convertible securities or other rights to acquire any capital stock or securities in the Company;

(e)change in any method of accounting or accounting practice of the Company, except as required by GAAP or as disclosed in the notes to the Financial Statements;

(f)material damage, destruction or loss (whether or not covered by insurance) to its property;

(g)imposition of any Lien upon any of the Company properties, capital stock or assets, tangible or intangible;

(h)incurrence, assumption or guarantee of any liabilities or obligations (absolute, accrued, contingent or otherwise), except for non-material items incurred in the ordinary course of business, consistent with past practice or in connection with this Agreement;

(i)initiation or settlement of any litigation;

(j)cancellation of any debts or waiver any claims or rights of substantial value;

(k)increase in any manner (including acceleration or funding provisions) in the compensation or benefits payable or to become payable to any current director, officer, employee or consultant of the Company;

(l)adoption of, entrance into or amendment to any bonus, pension, profit sharing, incentive compensation, employment, consulting, severance, termination, deferred compensation or other plan, program, policy, agreement, arrangement or commitment, other than as required pursuant to applicable Law, or made any change in any change in control, severance or termination plan, policy, practice, program, agreement or arrangement;

(m)entrance into any operating lease or operating license for property or assets;

(n)any capital expenditures or commitments or acquisitions of any property, plant and equipment that would be treated as a capital expenditure in accordance with GAAP consistently applied for a cost in excess of an aggregate amount of Fifty Thousand Dollars ($50,000);

(o)declaration, payment or setting aside for payment of any dividend or other distribution in respect of any of its capital stock or redemption, purchase or other acquisition, directly or indirectly, of any shares of its capital stock or other securities of the Company;

(p)payment, loan or advance of any amount to, or sale, transfer or lease of any properties or assets (real, personal or mixed, tangible or intangible) to, or entrance into any agreement or arrangement with, any of its respective officers, directors or stockholders or any Affiliate or associate of any of its respective officers, directors or stockholders (except for directors’ fees and compensation to officers at rates not inconsistent with the Company’s past practice in connection with business related travel or other expenses incurred on behalf of the Company);

(q)except for the Merger, adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(r)acquisition by merger or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person or any division thereof; or

(s)action by the Company to make, change or rescind any Tax election, change any accounting method in respect of Taxes, amend any Tax Return or take any position on any Tax Return, enter into any closing agreement, settle or compromise any claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, or take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of Buyer post-Closing.

Section 2.9Absence of Undisclosed Liabilities

. Except (a) as disclosed on the Interim Balance Sheet and (b) for liabilities and obligations incurred after the date of the Interim Balance Sheet in the ordinary course of business that are not material in nature or amount, the Company does not have any liabilities (whether contingent or absolute, direct or indirect, known or unknown to the Company or matured or unmatured or otherwise, and whether or not required to be reflected in financial statements in accordance with GAAP).

Section 2.10Litigation

. There is no private or governmental action, suit, proceeding, inquiry, claim, arbitration or investigation (each, an “Action”) pending before any agency, court or tribunal, foreign or domestic, or, to the Knowledge of the Company, threatened in writing, in each case, against the Company or any of its directors or officers (in their capacities as such), or which questions or challenges the validity of this Agreement, any of the Transaction Documents or any of the transactions contemplated hereby or thereby, nor does the Company have any Knowledge of any reasonable basis therefore.  The Company is not subject to any outstanding Order.  The Company has not initiated any Action that is currently pending against any other party.  No Governmental Entity has at any time challenged or questioned the legal right of the Company to conduct its respective operations as presently or previously conducted or as currently contemplated to be conducted.  No subpoenas or civil investigative demands have been brought, or threatened, against the Company.  There is no Action of any nature pending or, to the Knowledge of the Company, threatened, against any Person who has a contractual right or a right pursuant to the DGCL to indemnification from the Company related to facts and circumstances existing prior to the Effective Time, nor is there any reasonable basis therefor.

Section 2.11Governmental Authorization

. The Company has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity that is required for the operation of the business of the Company as currently conducted which, if not received, would reasonably be expected to be material to the Company as a whole (collectively, the “Company Authorizations”).  The Company has complied in all material respects with all such Company Authorizations, if any.  All fees and charges with respect to such Company Authorizations as of the date hereof have been paid in full.  No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Company Authorization required for the Company to conduct its business.

Section 2.12Title to Property; Sufficiency

. The Company has good and marketable title to or, in the case of leased properties and assets, valid leasehold interests in, all of the properties and assets, real, personal and mixed, used or held for its business, free and clear of all Liens, except (a) as reflected in the Interim Balance Sheet, (b) Liens for Taxes not yet due and payable, and (c) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business consistent with past practice.  The material items of equipment owned or leased by the Company (i) are adequate for the conduct of the business of the Company as currently conducted, and (ii) in good operating condition, regularly and properly maintained, subject to normal wear and tear.

Section 2.13Intellectual Property

(a)Section 2.13(a) of the Company Disclosure Schedules sets forth the names and high-level descriptions of the proprietary products developed, sold or under development by the Company as of the date hereof, including without limitation the Company’s Tidal Assist Ventilation (TAV) product and other Earnout Products as of the date hereof (the “Company Products”).

(b)Section 2.13(b) of the Company Disclosure Schedules sets forth a complete and accurate listing of all patents and patent applications, all registered trademarks, service marks, and trade names and applications therefor, all registered copyrights and applications therefor and all registered Internet domain names and applications therefor, all unregistered trademark and service marks included within the Company Intellectual Property, including, as applicable, the names of the applicants or registrants, the application or registration numbers, the jurisdictions in which each claimed Intellectual Property right subsists, has been issued or registered or in which any application for such issuance and registration has been filed, the status of the applications or registrations, and the next actions, fees or other obligations required to maintain or prosecute such Intellectual Property.  To the Company’s Knowledge, all necessary registration, maintenance, renewal, and other relevant filing fees due through the date hereof in connection with Company Intellectual Property have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant patent, copyright, trademark, or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining Company Intellectual Property in full force and effect. Except as disclosed in Section 2.13(b) of the Company Disclosure Schedules, no registration, maintenance, renewal or other filings are required in the ninety (90) days following the date hereof.  All Company Owned Intellectual Property is solely owned by the Company free and clear of all Liens (other than Outbound Intellectual Property Licenses), and all other Company Intellectual Property is licensed to the Company or its Affiliates free and clear of all Liens (other than Inbound Intellectual Property Licenses).  Except for notices and office actions received by the Company from the relevant patent, copyright or trademark offices in the United States or foreign jurisdictions, as the case may be, with respect to prosecution and maintenance of Company Intellectual Property in the ordinary course of business, the Company has not received any written notice or claim challenging, or threatening to challenge, the validity, enforceability, registerability or ownership of any Company Owned Intellectual Property or the Company’s rights with respect to any Company Intellectual Property.

(c)All issued patents, registered trademarks, registered trade names, registered service marks, registered copyrights and registered Internet domain names set forth (or required to be set forth) in Section 2.13(b) of the Company Disclosure Schedules are subsisting, have not expired or been canceled or abandoned, are not subject to any pending or, to the Company’s Knowledge, threatened judicial or administrative proceeding involving the validity, enforceability or scope thereof, and are valid and enforceable.  Neither the Company nor any of its Affiliates has:  (i) received any written notice of any claim (or, to the Company’s Knowledge, threat of any claim) of infringement or misappropriation by the Company or by any of its directors or officers (in their capacities as such) of any Intellectual Property right of any Person, and there is, to the Knowledge of the Company, no valid basis for any such claim; (ii) received any written charge, claim, demand, or notice alleging any infringement or misappropriation by the Company or by any of its directors or officers (in their capacities as such) of any Intellectual Property right in relation to Schedule 7.2(m); (iii) Knowledge of any fact which would reasonably be expected to result in any direct, vicarious, indirect, contributory or other infringement, violation or misappropriation of any Intellectual Property (including any cease-and-desist letters or demands or offers to license any Intellectual Property from any other Person); (iv) brought (or threatened to bring) any action, suit or proceeding for infringement or misappropriation of Intellectual Property or breach of any license or agreement involving Intellectual Property against any Person; or (v) delegated, assigned or otherwise transferred (or agreed to delegate, assign or otherwise transfer) any right to bring a claim or suit against any Person for infringement or misappropriation of Company Intellectual Property.

(d)To the Company’s Knowledge, there is not and has not been any unauthorized use or disclosure, infringement, misappropriation or other violation of any Company Intellectual Property by any Person.

(e)Section 2.13(e)(i) of the Company Disclosure Schedules sets forth a complete and accurate listing of all licenses, sublicenses and other agreements pursuant to which the Company or any of its Affiliates grants or otherwise permits any other Person to use any Company Intellectual Property (“Outbound Intellectual Property Licenses”), other than non-disclosure agreements entered into in the ordinary course of business.  Section 2.13(e)(ii) of the Company Disclosure Schedules sets forth a complete and accurate listing of all licenses, sublicenses, covenants not to sue and other agreements pursuant to which the Company or any of its Affiliates is authorized or otherwise permitted to use any other Person’s Intellectual Property (“Inbound Intellectual Property Licenses”), other than agreements for commercially available, off-the-shelf software with an acquisition cost of less than Ten Thousand Dollars ($10,000).  Each of the Outbound Intellectual Property Licenses and the Inbound Intellectual Property Licenses (together “Intellectual Property Licenses”) are valid and binding on all parties thereto and enforceable in accordance with its terms, and after giving effect to the transactions contemplated by this Agreement, will be valid and binding on all parties thereto and enforceable in accordance with its terms, except to the extent that enforceability may be limited by the effect, if any, of any applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights, regardless of whether such enforceability is considered in a proceeding at law or in equity; and, to the Company’s Knowledge, there exists no event or condition that does or will reasonably be expected to result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default by any party thereunder.  The Company and its Affiliates and, to the Knowledge of the Company, all other parties to such Intellectual Property Licenses are in compliance with, and have not breached any material term of, such Intellectual Property Licenses.  Complete and correct copies of each Intellectual Property License (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to Buyer.

(f)Section 2.13(f) of the Company Disclosure Schedules lists all Software that is owned, licensed, leased or otherwise currently used in the business of the Company and the development of Company Products (“Company Software”), other than commercially available, off-the-shelf software with an acquisition cost of less than Ten Thousand Dollars ($10,000), and identifies which is owned, licensed, leased or otherwise used, as the case may be, and the corresponding Contract(s), if any.  No source code for any Company Software owned by the Company or any of its Affiliates has been provided, disclosed, delivered or licensed, or is subject to any source code escrow obligation, by or on behalf of the Company or its Affiliates to a third party, and neither the execution, delivery and performance of this Agreement nor the Transaction Documents could be expected to result in the release of any such source code from or into escrow.  No portion of any Company Product includes, imbeds, or incorporates, is bundled with or incorporated into, is distributed, delivered, or hosted with, is developed or maintained through the use of, or is otherwise reliant for its operation upon any Public Software.  The Company has complied, and has caused its Affiliates to comply, at all times with each license or agreement applicable to any Public Software.  Neither the Company nor any of its Affiliates has distributed, embedded, modified, incorporated, or otherwise made any use of any Public Software in a manner that: (i) could require the Company to disclose or license to any Person any Company Intellectual Property; (ii) grants, or purports to grant, to any Person any rights or immunities under any Company Intellectual Property; (iii) requires any Company Intellectual Property to be made available at no charge; or (iv) otherwise limits or restricts the right or ability of the Company to use or distribute any Company Intellectual Property.

(g)The Company has at all times taken, and has caused its Affiliates to take, commercially reasonable measures to ensure the continued operation of the Company Software, as well as all of the computers and other information technology infrastructure and assets used in the business (collectively, the “Company IT Assets”), and to protect the security and confidentiality of the Company IT Assets and the information and records stored on or accessed or transmitted using the Company IT Assets in a manner that is commercially reasonable for a company of similar size and in a similar line of business.  The Company IT Assets operate and perform in all material respects as is necessary and sufficient for the conduct of the business of the Company as currently conducted.  To the Company’s Knowledge, the Company IT Assets are free from malicious code and do not contain any bugs, errors, vulnerabilities or problems that, in each case, would be expected to materially adversely affect the operation or use thereof. There has not been any material (i) unauthorized intrusions or breach of the security of the Company IT Assets, (ii) malfunction of the Company IT Assets or (iii) accidental or unauthorized access to, loss, or misuse of personal data maintained by the Company.  The Company has implemented commercially reasonable backups and security measures to duplicate, store, and protect its material information that is stored in electronic form or media.

(h)The Company has secured, and has caused its Affiliates to secure, valid written assignments from all current and former consultants, employees and third parties who contributed to the creation or development of any Company Intellectual Property or Company Products, pursuant to which such Person irrevocably assigned to the Company or its Affiliates, as applicable, without additional consideration, all right, title, and interest in and to all Intellectual Property (including inventions, discoveries, ideas, creations, works of authorship, data, information and content), whether or not patented or patentable, authored, invented, created, developed, conceived, or reduced to practice during the course of such employment or engagement, as applicable, and consequently the Company or its Affiliates is the sole owner of all rights therein.  The Company has provided Buyer with true and complete copies of all such agreements.  No such consultant, employee or third party is in breach of any such agreement.

(i)To the Company’s Knowledge, the Company Intellectual Property includes all Intellectual Property used in or necessary for the operation of the business of the Company as currently conducted and as currently proposed to be conducted (including the development, manufacture, use, offer for sale, sale and other exploitation of Company Products).  The operation of the business of the Company (including the development, manufacture, use, offer for sale, sale and other exploitation of Company Products), to the Company’s Knowledge, has not infringed, misappropriated or otherwise violated, and does not and will not infringe, misappropriate or otherwise violate the Intellectual Property of any Person. To the Company’s Knowledge, the Company’s rights in the Company Intellectual Property are valid, subsisting and enforceable.  To the Company’s Knowledge, the Company has at all times taken, and has caused its Affiliates to take, commercially reasonable measures to maintain, protect and defend (and, in any case, all actions required under applicable Law or Contract) the rights of the Company and its Affiliates in and to all Company Intellectual Property, and to ensure that confidential information and trade secrets therein are protected against unauthorized access, disclosure, use, modification, or other misuse, including requiring all Persons having access thereto to execute written non-disclosure agreements preventing them from disclosing to any Person or making unauthorized use of any such information or secrets and otherwise protecting the confidentiality and secrecy of all such information and secrets.  To the Company’s Knowledge, no such Person is in breach of any such agreement.

(j)None of the Company Intellectual Property was developed by or on behalf of, or using grants or any other subsidies of, any Governmental Entity or other third party (including, but not limited to, a university, college or other educational institution, multi-national, bi-national or international organization or research center), and no such Governmental Entity or third party has any claim to any right or interest in or to any Company Intellectual Property, other than under an Intellectual Property License.

(k)The Company has not agreed to indemnify any Person against any infringement, violation or misappropriation of any Intellectual Property rights, nor is Company a member of or party to any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any existing or future Intellectual Property to any Person.

(l)To the Company’s Knowledge, Company has not suffered any security breaches that have resulted in a third party obtaining access to any confidential, personal or proprietary information of either Company or its Affiliates or any of their employees.  Company has complied in all material respects with all applicable contractual and legal requirements pertaining to information privacy and security.

(m)Company has at all times complied in all material respects with all applicable Laws and Company’s privacy policies, terms of use and other terms or policies relating to (i) the privacy of users of the Internet websites owned, maintained or operated by Company and (ii) the collection, storage, use, sharing, disclosure, transfer and any other processing of any personal information collected or used by Company in any manner or maintained by third parties having authorized access to such information.  No claims have been brought, are currently pending, or, to the Company’s Knowledge, are threatened against Company by any Person alleging a violation of any rights relating to the use, collection, storage, distribution, handling, processing, transferring, or disclosure of any personally identifiable or private information.

(n)Neither the execution of this Agreement, the consummation of the transactions contemplated hereby, nor the conduct of the business and operations of the Company as presently conducted and as currently proposed to be conducted will result in (i)  Company granting to any third party any right to or with respect to any Intellectual Property owned by, or licensed to, the Company, (ii) Company being bound by, or subject to, any non-compete, non-solicit or other restriction on the operation or scope of its business, or (iii) Company being obligated to pay any royalties or other fees or consideration with respect to Intellectual Property of any other Person in excess of those payable by Company in the absence of this Agreement or the transactions contemplated hereby.  Following the Closing, Company will have the right to exercise all of its current rights under agreements granting rights to Company with respect to Intellectual Property of a third party to the same extent and in the same manner they would have been able to had the transactions contemplated hereby not occurred.

(o)Neither Silverbow nor Gregory J. Kapust owns, controls or otherwise has an interest in any registered Intellectual Property (other than the Silverbow Rights, as defined in the IP Acquisition Agreement) used in or necessary for the operation of the business of the Company as currently conducted and as currently proposed to be conducted (including the development, manufacture, use, offer for sale, sale and other exploitation of Company Products).  Without limiting the foregoing, all registered Intellectual Property included within the “Licensed Technology”, as defined in the Silverbow License, is as of the Closing solely and exclusively owned by the Company.

Section 2.14Products

. To the Company’s Knowledge, the Company has not received a written claim for or based upon breach of product warranty or product specifications or any other written claim alleging of liability resulting from the sale of the Company Products.  To the Company’s Knowledge, the Company Products sold or delivered (including the features and functionality offered thereby) by the Company comply in all material respects with all contractual requirements, covenants or express or implied warranties applicable thereto and are not subject to any term, condition, guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of sale for such products and services, true and complete copies of which have previously been made available to Buyer.

Section 2.15Taxes

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(a)The Company has filed all income and other material Tax Returns required to be filed by it, and all such Tax Returns were correct and complete in all material respects and prepared in compliance with all applicable Laws. All Taxes due and owing by the Company have been paid.  The Interim Financial Statements accurately accrue all liabilities for Taxes with respect to all periods through the dates thereof in accordance with GAAP. The Company does not have any material liability for unpaid Taxes accruing after the date of the Interim Balance Sheet other than unpaid Taxes arising in the ordinary course of business.

(b)There are no Liens for Taxes upon any property or assets of the Company, except for Taxes not yet due and payable.

(c)The Company has complied in all material respects with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes and has withheld and paid over to the proper Tax Authorities all amounts required to be so withheld and paid over under applicable Laws.

(d)The amounts payable or otherwise deliverable pursuant to the IP Acquisition Agreement are not subject to any deduction or withholding of Taxes under any applicable Laws.

(e)To the Company’s Knowledge, no Audits are presently pending with regard to any Taxes or Tax Returns of the Company.  No written notification has been received by the Company that such an Audit is pending or threatened with respect to any Taxes due from or with respect to or attributable to the Company or any Tax Return filed by or with respect to the Company.

(f)All Tax deficiencies that have been claimed, proposed or asserted against the Company have been fully paid or finally settled, and no issue has been raised in any examination by any Tax Authority that, by application of similar principles, could reasonably be expected to result in the proposal or assertion of a Tax deficiency for another year not so examined.

(g)The Company is not a party to, is not bound by or has any obligation under any Tax sharing agreement, Tax indemnification, or Tax allocation agreement.

(h)The Company has made available to Buyer copies of the Company’s income and other material Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company for each of the taxable periods ended December 31, 2015, December 31, 2016, December 31, 2017 and December 31, 2018.

(i)The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) with respect to a transaction occurring on or prior to the Closing Date; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date; or (vi) election under Section 108(i) of the Code made on or prior to the Closing Date.

(j)The Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(k)The Company is not, and has never been, a party to a “reportable transaction,” as defined in Treasury Regulations Section 1.6011-4(b).

(l)The Company does not have any liability for Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee or successor, by Contract, by operation of law or otherwise.

(m)The Company has never been (a) a member of an affiliated, combined, consolidated or unified group (including within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common Buyer of which was the Company), or (b) a party to any joint venture, partnership, or other agreement that is treated as a partnership for Tax purposes.

(n)The Company is not and has not been at any time during the five (5) years preceding the date of this Agreement, a United States real property holding company, as defined in Section 897(c)(2) of the Code.

(o)No payment or benefit that will or may be made by the Company with respect to any “disqualified individual” (as defined in Section 280G of the Code and the regulations thereunder) will be characterized as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code.  There is no contract, agreement, plan or arrangement to which the Company or any ERISA Affiliates is a party by which it is bound to compensate any Employee for excise taxes paid pursuant to Section 4999 of the Code.

(p)Each Company Employee Plan and Employee Agreement has been maintained and operated in documentary and operational compliance with Section 409A of the Code or an available exemption therefrom. There is no contract, agreement, plan or arrangement to which the Company or any ERISA Affiliates is a party by which it is bound to compensate any Employee for excise taxes paid pursuant to Section 409A of the Code.

Section 2.16Employee Benefit Plans

(a)Section 2.16(a) of the Company Disclosure Schedules sets forth each Company Employee Plan and each Employee Agreement.  The Company has no commitments to establish any new Company Employee Plan or Employee Agreement, to materially modify any Company Employee Plan or Employee Agreement (except to the extent required by law, to the extent adopted or modified in the ordinary course consistent with past practice, or to conform any such Company Employee Plan or Employee Agreement to the requirements of any applicable law or as required by this Agreement).

(b)The Company has provided or made available to Buyer correct and complete copies of: (i) all material documents embodying each material Company Employee Plan and each material Employee Agreement including (without limitation) all amendments thereto and all related trust documents, administrative service agreements, group annuity contracts, group insurance contracts, and policies pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan; (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan; (iii) the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan; (iv) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets; (v) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; (vi) all IRS determination, opinion, notification and advisory letters, if applicable; (vii) all material correspondence to or from any governmental agency in the last three (3) years relating to any Company Employee Plan; and (viii) the most recent completed plan years discrimination tests for each Pension Plan for which such test is required.

(c)Each Company Employee Plan has been established and maintained in accordance with its terms and in compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA and the Code.  Any Company Employee Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either applied for, prior to the expiration of the requisite period under applicable Treasury Regulations or IRS pronouncements, or obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination.  For each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code, to the Company’s knowledge there has been no event, condition or circumstance that has adversely affected or is likely to adversely affect such qualified status.  No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan that would reasonably be expected to result in any material liability.  There are no current material actions, suits or claims pending, or, to the knowledge of the Company, threatened in writing (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan.  There are no material audits, inquiries or proceedings pending or, to the knowledge of the Company, threatened in writing by any governmental entity with respect to any Company Employee Plan.

(d)Neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any: (i) employee pension benefit plan within the meaning of Section 3(2) of ERISA (“Pension Plan”) that is subject to Title IV of ERISA or Section 412 of the Code; (ii) “multiple employer plan” as defined in ERISA or the Code; or (iii) a “funded welfare plan” within the meaning of Section 419 of the Code.

(e)No Company Employee Plan or Employee Agreement provides, or reflects or represents any liability to provide post-termination or retiree medical insurance or life insurance to any person for any reason, except as may be required by COBRA or any other similar and applicable state Law.

(f)Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan or Employee Agreement that will or may result in any material payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

Section 2.17Employee Matters

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(a)Section 2.17(a) of the Company Disclosure Schedules sets forth a true and complete list identifying all current employees of the Company setting forth the job title of, and salary, hourly wage rate and any other compensation, as applicable (including bonuses and commissions) payable to each such Person; date of hire; service credit date; active employment or leave status; annual paid-time-off and vacation accrual and any current amount of accrued, unused paid-time-off; such employee’s designation as exempt or non-exempt from the overtime requirements of the Fair Labor Standards Act or other relevant law, if applicable; visa status, if applicable; and remuneration.  The employment of each of the Company’s employees is terminable at the will of the Company (except as otherwise required by Law) and any such termination would result in no liability to the Company (other than ordinary administration expenses or with respect to benefits, other than bonuses, commissions or amounts under other compensation plans, that were previously earned, vested or accrued under Company Employee Plans prior to the Closing, and except as otherwise required by Law).  There are no written employment agreements with any employees of the Company, other than form proprietary information and invention assignment agreements and offer letters of employment made to each such employee in the ordinary course of business, each of which has been made available to Buyer.  Except as set forth in Section 2.16(a) of the Company Disclosure Schedules, as of the date hereof, all compensation, including wages, commissions and bonuses, payable to all employees, independent contractors or consultants of the Company for services performed on or prior to the date hereof have been paid in full (or accrued in full on the unaudited balance sheet contained in the Interim Financial Statements) and there are no outstanding agreements, understandings or commitments of the Company with respect to any compensation, commissions or bonuses.

(b)Section 2.17(b) sets forth a true and complete list as of the date hereof of (a) all current independent contractors and Persons that have a consulting or advisory relationship with the Company or any of its Subsidiaries, (b) the location at which independent contractors, consultants or advisors are providing services, (c) the rate of all regular, bonus or any other compensation payable to the current independent contractors, consultants and advisors and (d) the start and termination date of any Contract binding any Person that has a current consulting or advisory relationship with the Company or any of its Affiliates and the relevant prior notice period required in the event of termination.  Except as otherwise required by Law, all independent contractors, consultants and advisors to the Company can be terminated immediately and without notice or liability on the part of the Company.  The Company has no outstanding obligations with respect to former independent contractors, consultants and advisors.  All independent contractors are and were rightly classified as independent contractors.  Except as otherwise required by Law, the Company does not have any liability (including rights to severance pay, vacation and other employee-related statutory and contractual benefits) with respect to any Employee leased from another employer.

(c)The Company is and has been in compliance in all material respects with all applicable Laws pertaining to employment and employment practices to the extent they relate to Employees of the Company, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance.  There are no charges, complaints or controversies pending or, to the Knowledge of the Company, threatened, between the Company and any of their respective Employees, which charges, complaints or controversies have resulted or could reasonably be expected to result in an Action before any Governmental Entity.  The Company has not received written notice of, nor to the Company’s Knowledge does any Governmental Entity responsible for the enforcement of labor or employment Laws intend to conduct, an investigation with respect to the Company, and to the Company’s Knowledge, no such investigation is in progress.  The Company is not party to a conciliation agreement, consent decree or other agreement or order with any Governmental Entity with respect to employment practices.  The Company has no liability with respect to any misclassification of (a) any Person as an independent contractor rather than as an employee or (b) any employee currently or formerly classified as exempt from overtime wages.

(d)The Company is not, and has not been, a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a union, works council or labor organization (collectively, “Union”), and there is not, and has not been, any Union representing or purporting to represent any employee of the Company, and, to the Company’s Knowledge, no Union or group of employees is seeking or has sought to organize employees for the purpose of collective bargaining.  There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting the Company or any of its employees.  Except as otherwise required by Law, the Company has no duty to bargain with any Union.

Section 2.18Interested Party Transactions

. None of the Employees or Company Stockholders, nor, to the Knowledge of the Company, any immediate family member of an Employee or Company Stockholder or any trust, partnership, or corporation in which any of such Persons has or has had an interest or is otherwise Affiliated with (each, an “Interested Party”), has or has had, directly or indirectly any ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that (i) competes with, or does business with, or has any contractual arrangement with, the Company (except with respect to any interest in less than 1% of the stock of any publicly-traded corporation) or (ii) purchases from or sells or furnishes to the Company, any goods or services other than services furnished as an officer, director or employee of the Company.  None of such Employees, Company Stockholders or immediate family members of the foregoing is a party to or, to the Knowledge of the Company, otherwise directly or indirectly interested in, any Contract to which the Company is a party or by which the Company or any of their assets or properties may be bound or affected, other than normal employment, compensation and benefit arrangements for services as an Employee thereof.  To the Knowledge of the Company, none of such Employees, Company Stockholders or immediate family members of the foregoing has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property) that is used in the business of the Company, except for the rights of Company Stockholders under applicable Law. There are no Contracts with regard to contribution or indemnification between or among any of the Company Stockholders. All transactions pursuant to which any Interested Party has purchased any services, products, technology or intellectual property rights from, or sold or furnished any services, products, technology or intellectual property rights to, the Company, have been on an arm’s-length basis on terms no less favorable to the Company that would be available from an unaffiliated party.

Section 2.19Real Property.

Section 2.19 of the Company Disclosure Schedules sets forth a true, correct and complete list of all real property currently leased, subleased or licensed by or from the Company or otherwise used or occupied by the Company (the “Lease Agreements”), each of which has been made available to Buyer.  All Lease Agreements are in full force and effect and valid and effective in accordance with their respective terms, and there is not, under any of such Lease Agreements, any existing default, past due rentals, or event of default (or event which with notice or lapse of time, or both, could constitute a default).  The Company has not received any notice of a default, alleged failure to perform or any offset or counterclaim with respect to any such Lease Agreements that, as of the date of this Agreement, has not been fully remedied and withdrawn.  There are no disputes, oral agreements, or forbearance programs in effect as to the Lease Agreements.  The Company has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or any of its rights under any Lease Agreement to which it is a party.  The Company does not own any real property, nor has the Company ever owned any real property.

Section 2.20Insurance.

Section 2.20 of the Company Disclosure Schedules contains a list of the policies and Contracts of insurance maintained by the Company other than Company Employee Plans, and true and complete copies of such insurance policies have been made available to Buyer.  There is no claim pending under any such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.  Such insurance policies are in full force and effect.  The Company has not received any notice of cancellation or non-renewal of any such policies from any of its respective insurance carriers, nor to the Company’s Knowledge, is the termination of any such policies threatened or a premium increase with respect to any such policies pending.  All premiums due on such insurance policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each insurance policy.  The Company is not in default under, and has not otherwise failed to comply with, in any material respect, any provision contained in any such insurance policy.  The insurance policies are sufficient for compliance with all applicable Laws and contracts to which the Company is a party or by which it is bound.

Section 2.21Material Contracts

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(a)Except for the Contracts and agreements described in Section 2.21 of the Company Disclosure Schedules (the “Material Contracts”), the Company is not a party to or bound by any of the following Contracts:

(i)Any union Contract or any employment or consulting Contract, other than stock option or stock purchase agreements or form consulting and form proprietary information and invention assignment agreements;

(ii)Any Contract that grants any change of control, retention, severance or termination pay or benefits (in cash, equity or otherwise) to any Employee;

(iii)Any lease for (A) real property or (B) personal property resulting in aggregate payments in any one year exceeding $50,000;

(iv)Any outstanding Contract or instrument evidencing or related in any way to Indebtedness, other than capital leases for personal property resulting in aggregate payments in any one year not exceeding $50,000;

(v)Any Contract containing covenants limiting or purporting to limit the freedom of the Company or any of its respective employees to compete in any line of business or in any geographic or therapeutic area or use any of the Company’s assets or properties, including any restriction on the ability of the Company to design, develop, use, import, brand, advertise, promote, market, manufacture, deliver, sell or licensee out any Company Products or exploit the Company Intellectual Property;

(vi)Any Contract relating to capital expenditures for which payments were to be made after the date of the Interim Balance Sheet in excess of $50,000 in the aggregate;

(vii)Any Contract or commitment relating to the disposition or acquisition by the Company after the date of the Interim Balance Sheet of (A) any assets in excess of $20,000 in the aggregate (other than inventory) or (B) any Company Intellectual Property;

(viii)Any collaboration, partnership, joint venture, strategic alliance, or similar agreement;

(ix)Any Contract for the acquisition of the business or capital stock of another party (whether by merger, sale of stock, sale of assets or otherwise);

(x)Any Contracts with third-party distributors, manufacturers or sales or marketing agents;

(xi)Any Contract between the Company, on the one hand, and any Affiliate of the Company, on the other hand;

(xii)Any Contract that includes any “take or pay” or “most favored nations” provision;

(xiii)Any Contract (i) requiring the purchase of all or substantially all of the Company’s requirements from a single vendor, or (ii) requiring a third party to purchase all or substantially all of such third party’s requirements from the Company;

(xiv)Any Contract that grants any exclusive right, right of first refusal, right of first negotiation, right of first offer or similar right to the counterparty thereto;

(xv)Any Contract containing any covenant not to sue, concurrent use agreement, settlement agreement, pre-rights declarations, co-existence agreement or other consent with respect to the Company Intellectual Property;

(xvi)Any Contract involving any resolution or settlement of any Action;

(xvii)Any indemnification agreements between the Company, on one hand, and any Company Indemnitee, on the other hand;

(xviii)Any Contract that is with any investment banker, broker, advisor or similar party, or accountant, legal counsel or other Person retained by the Company or in connection with this Agreement and the transactions contemplated hereby; or

(xix)Any Contract under which the consequences of a default or termination would reasonably be expected to result in a Material Adverse Effect.

(b)The Company has materially performed its obligations under all Material Contracts and is not in default in respect of any Material Contract.  Each of the Material Contracts is in full force and effect, and after giving effect to the transactions contemplated by this Agreement will be, in full force and effect.  Assuming the due authorization, execution and delivery by the other parties thereto, each of the Material Contracts is valid, binding and enforceable by and against the Company and, to the Knowledge of the Company, each other party thereto, in each case, in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other Laws affecting the enforcement of creditors’ rights generally or by equitable principles. There exists no default or event of default or event, occurrence, condition or act, with respect to the Company or, to the Knowledge of the Company, with respect to the other contracting party, which, individually or in the aggregate, with the giving of notice or the lapse of time, would reasonably be expected to become a default or event of default under the terms of any Material Contract.  Complete and correct copies of each Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder), including the Silverbow License, have been made available to Buyer.

Section 2.22Bank Accounts.

Section 2.22 sets forth a list showing the name and address of each bank, brokerage or investment firm, savings and loan or similar financial institution in which the Company has an account or safe deposit box, the number of any such account or any such box (account numbers to be provided before Closing) and the names of all Persons authorized to draw thereon or to have access thereto.  There are no outstanding powers of attorney executed by or on behalf of the Company.

Section 2.23FDA Regulatory Compliance

.

(a)The Company has all Registrations from the FDA and any other Governmental Entity required to conduct their respective business as currently conducted, including any applicable Governmental Entity that regulates the development, import, marketing, promotion, manufacture, sale or distribution of the Company Products or the conduct of the business of the business of the Company, including valid 510(k) clearances or exemptions therefrom (as set forth in 21 C.F.R. Part 807), and Section 2.23(a) of the Company Disclosure Schedules sets forth a true and complete list of such Registrations.  Each of the Registrations is valid and subsisting in full force and effect.  To the Knowledge of the Company, neither the FDA nor any comparable Governmental Entity is considering limiting, suspending or revoking such Registrations or changing the marketing classification or labeling of the Company Products.  There is no false or misleading information or significant omission in any product application or other submission to the FDA or any comparable Governmental Entity.  The Company has fulfilled and performed its obligations in all material respects under each Registration, and, to the Company’s Knowledge, no event has occurred or condition or state of facts exists which would constitute a breach or default or would cause revocation or termination of any such Registration.  To the Knowledge of the Company, any third party that is a manufacturer or contractor for the Company is in compliance in all material respects with all Registrations from the FDA or comparable Governmental Entity insofar as they pertain to the manufacture of product components for or of Company Products.  No written notice of cancellation, default or any dispute concerning any Registration has been received by the Company. The Company is the sole and exclusive owner of the Registrations and the associated filings and applications with the FDA or any other applicable Governmental Entity, including any 510(k) submissions, comparable regulatory application or filing made or held by or issued to the Company, and holds all rights, title and interest in all such regulatory filings free and clear of any encumbrance.  No consent from or notice to any Governmental Entity is necessary for the Registrations to continue in effect on and after the Closing. The Company has not granted any third party any right or license to use, access, or reference any of the regulatory filings or Registrations.

(b)All products developed, tested, investigated, manufactured, distributed, marketed, or sold by or on behalf of the Company that are subject to the jurisdiction of the FDA or comparable Governmental Entity have been and are being developed, tested, investigated, manufactured, distributed, marketed, and sold in compliance in all material respects with FDA Laws or any other applicable requirement of Law, including those regarding clinical research, pre-market notification, good manufacturing practices, labeling, advertising, record-keeping, adverse event reporting and reporting of corrections and removals.  The Company has maintained or filed with FDA all material reports, documents, forms, notices, applications, records, claims, supplements or amendments that are necessary to comply with applicable Laws.

(c)Except as set forth on Section 2.23(c) of the Company Disclosure Schedules, the Company has not received any Form FDA-483, notice of adverse finding, warning letters, notice of violation or “untitled letters,” or notice of FDA action for import detentions or refusals for the FDA or other Governmental Entity alleging or asserting noncompliance with any applicable Laws or Registrations.  The Company is not subject to any obligation arising under an administrative or regulatory action, FDA inspection, FDA warning letter, FDA notice of violation letter, or other notice, response or commitment made to or with the FDA or any comparable Governmental Entity.  The Company has made all notifications, submissions and reports required by any such obligation, and all such notifications, submissions and reports were true, complete and correct in all material respects as of the date of submission to the FDA or any comparable Governmental Entity.

(d)There are no legal proceedings pending or threatened pertaining to any Company Product, or to the Knowledge of the Company, against any Person that manufactures any component used in manufacturing the Company Products pursuant to a development, commercialization, manufacturing, supply or other collaboration arrangement with the Company by the FDA, Department of Justice, Federal Trade Commission, the Securities and Exchange Commission, or any other applicable Governmental Entity.

(e)No Company Product has been seized, withdrawn, recalled, detained or subject to a suspension of manufacturing, and, to the Company’s Knowledge, there are no facts or circumstances reasonably likely to cause (i) the seizure, denial, withdrawal, recall, detention, field notification, field correction, safety alert or suspension of manufacturing relating to any Company Product; (ii) a change in the labeling of any Company Product; or (iii) a termination, seizure or suspension of marketing of any Company Product.  No proceedings in the United States or any other jurisdiction seeking the withdrawal, recall, correction, suspension, import detention or seizure of any Company Products are pending or overtly threatened in writing against the Company.

(f)The manufacture of the Company Products by the Company and, to the Knowledge of the Company, by third parties has been and is currently conducted in compliance in all material respects with the FDA’s Quality System Regulation as set forth at 21 C.F.R. Part 820.

(g)The Company is and has been in compliance in all material respects with all applicable laws requiring the maintenance or submission of reports or records under requirements administered by the FDA or any other applicable Governmental Entity, including, records and reports relating to product corrections and removals, including FDA requirements set forth at 21 C.F.R. Part 806, MDR Reportable Events, including FDA requirements set forth at 21 C.F.R. Part 802, serious injuries, incidents, or near-incidents and product malfunctions.

(h)None of the Company or any of its officers, directors or employees or, to the Knowledge of the Company, agents or subcontractors (i) has been convicted of any crime or engaged in any conduct which has resulted or would reasonably be expected to result in debarment or disqualification by the FDA or any other applicable Governmental Entity, or (ii) has failed to disclose a material fact required to be disclosed to any applicable Governmental Entity, and there are no proceedings pending or, to the Knowledge of the Company, threatened that would reasonably be expected to result in criminal or civil liability or debarment or disqualification by the FDA or any other applicable Governmental Entity.  Neither the Company nor, to the Knowledge of the Company, any of its officers, directors, or employees has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” or for any other applicable Governmental Entity to invoke any similar policy.

Section 2.24Healthcare Regulatory Compliance

.

(a)Neither the Company nor any officer, director, managing employee, agent (as those terms are defined in 42 C.F.R. § 1001.1001) of the Company, nor any other person described in 42 C.F.R. § 1001.1001(a)(1)(ii), is a party to, or bound by, any order, individual integrity agreement, corporate integrity agreement or other formal or informal agreement with any Governmental Entity concerning compliance with Federal Health Care Program Laws.  The Company has not engaged in any voluntary disclosure or self-disclosure to any Governmental Entity concerning any alleged, potential or actual non-compliance with any applicable Laws, and, to the Knowledge of the Company, no such self-disclosure to any Governmental Entity is required.

(b)Neither the Company nor, to the Company’s Knowledge any officer, director, managing employee, agent (as those terms are defined in 42 C.F.R. § 1001.1001) of the Company, nor any other person described in 42 C.F.R. § 1001.1001(a)(1)(ii): (i) has been charged with or convicted of any criminal offense relating to the delivery of an item or service under any Federal Health Care Program; (ii) has been debarred, excluded or suspended from participation in any Federal Health Care Program; (iii) has had a civil monetary penalty assessed against it, him or her under Section 1128A of the SSA; (iv) is currently listed on the General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs; or (v) to the Knowledge of the Company, is the target or subject of any current or potential investigation relating to any Federal Health Care Program-related offense.

(c)Neither the Company nor, to the Company’s Knowledge, any officer, director, managing employee, agent (as those terms are defined in 42 C.F.R. § 1001.1001) of the Company, nor any other person described in 42 C.F.R. § 1001.1001(a)(1)(ii): has engaged in any activity that is in violation of, or is cause for civil penalties or mandatory or permissive exclusion under, the federal Medicare or federal or state Medicaid statutes, Sections 1128, 1128A, 1128B, 1128C or 1877 of the SSA (42 U.S.C. §§ 1320a-7, 1320a-7a, 1320a-7b, 1320a-7c and 1395nn), the federal TRICARE statute (10 U.S.C. § 1071 et seq.), the civil False Claims Act of 1863 (31 U.S.C. §  3729 et seq.), criminal false claims statutes (e.g., 18 U.S.C. §§ 287 and 1001), the Program Fraud Civil Remedies Act of 1986 (31 U.S.C. § 3801 et seq.), the anti-fraud and related provisions of the Health Insurance Portability and Accountability Act of 1996 (e.g., 18 U.S.C. §§ 1035 and 1347), or related regulations, or any other Laws that govern the health care industry (collectively, “Federal Health Care Program Laws”).

(d)To the Knowledge of the Company, no person has filed or has threatened to file against the Company an action relating to the Company under any federal or state whistleblower statute, including under the False Claims Act of 1863 (31 U.S.C. § 3729 et seq.).

(e)The Company has made available to Buyer true and complete copies of all agreements (each, a “Business Associate Agreement”) under which the Company is a business associate, as such term is defined in 45 C.F.R. § 160.103, as amended.  The Company is not in breach in any material respect of any Business Associate Agreement applicable to it or in violation in any material respect of the administrative simplification provisions of HIPAA and the Federal Privacy and Security Regulations.  To the Knowledge of the Company, the Company is not under investigation by any Governmental Entity for a violation of HIPAA or the Federal Privacy and Security Regulations, including receiving any notices from the United States Department of Health and Human Services Office of Civil Rights relating to any such violations.  The Company has not notified, either voluntarily or as required by applicable Law, any affected individual, any Governmental Entity, or the media of any breach of personal identifiable information.   The Company has not suffered any unauthorized acquisition, access, use or disclosure of any personal information that, individually or in the aggregate, materially compromises the security or privacy of such personal information.

(f)To the extent the Company provides reimbursement coding or billing advice regarding any Company Product or procedures related thereto, such advice is and has been accurate, true and complete and in compliance with the Federal Healthcare Program Laws.

(g)The Company has complied in all material respects with the Federal Anti-Kickback Statute codified at 42 U.S.C. §1320a-7b and any state counterparts, including provisions with respect to the pricing, bundling and discounting of the Company Products and with respect to any offering of no charge or discounted goods or services. Each consulting Contract, royalty Contract, scientific or strategic advisory board Contract, physician advisory council Contract, and options Contract entered into by the Company complies in all material respects with applicable federal and state laws, including the federal Anti-Kickback Statute, False Claims Act, and the Stark Law.

(h)The Company is and at all times has been in compliance in all material respects with tracking, reporting and other requirements relating to financial relationships between health care providers and device manufacturers, including the Federal Physician Payments Sunshine Act (42 U.S.C. § 1320A-7H), and state “Sunshine Acts” and gift ban or reporting Laws, and the Company has properly tracked and recorded all reportable payments, transfers of value and financial relationships for calendar year 2018 or other current reporting period.

Section 2.25Environmental Matters

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(a)The Company has obtained all Governmental Authorizations relating to any applicable Environmental Law necessary for operation of the Company, except where a failure to do so would not reasonably be expected to be material to the Company as a whole.  All Governmental Authorizations obtained by the Company relating to any applicable Environmental Law will be valid and in full force and effect upon consummation of the transactions contemplated by this Agreement.  The Company has filed all material reports and notifications required to be filed under and pursuant to any applicable Environmental Law, except where a failure to do so would not reasonably be expected to be material to the Company as a whole.  All sites, locations and facilities of the Company (each, a “Property”) have at all times been used and operated in material compliance with all applicable Environmental Laws.

(b)To the Company’s Knowledge, (i) no Hazardous Materials have been generated, treated, contained, handled, located, used, manufactured, processed, buried, incinerated, deposited or stored on, under or about any part of any Property other than in accordance with customary practice for companies in similar businesses, (ii) no aboveground or underground storage tanks are located on, under or about any Property, or have been located on, under or about any Property and then subsequently been removed or filled and (iii) there has not been any release of any Hazardous Material on, under, about, from or in connection with any Property, including the presence of any Hazardous Materials that have come to be located on or under any property from another location.

Section 2.26Brokers

. Except as set forth on Section 2.26 of the Company Disclosure Schedules, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Transaction Document based upon arrangements made by or on behalf of the Company.

Section 2.27Hart-Scott-Rodino Antitrust Improvements Act

. As of and immediately prior to the Closing, in relation to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended:

(a)Gregory J. Kapust is the ultimate parent entity (as such term is defined in 16 C.F.R. § 801.1(a)(3) and as interpreted by the Premerger Notification Office of the United States Federal Trade Commission (“PNO”)) of the Company.

(b)The total assets (as such term is defined in 16 C.F.R. § 801.11 and as interpreted by the PNO) and the annual net sales (as such term is defined in 16 C.F.R. § 801.11 as interpreted by the PNO) within the person (as such term is defined in 16 C.F.R. § 801.1(a)(1) as interpreted by the PNO) of Gregory J. Kapust will be below the $10 million (as adjusted) threshold set forth in 15 U.S. Code § 18a(a)(2)(B)(ii)(I) (currently $18.0 million).

Section 2.28No Other Representations and Warranties

.  None of the representations or warranties made by the Company (as modified by the Company Disclosure Schedules) in this Agreement, and none of the statements made in any exhibit, schedule or certificate furnished by the Company pursuant to this Agreement, contains, or will contain at the Closing, any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which they were made, not misleading. Except for the representations and warranties made by the Company in this Article II, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its businesses, assets, operations, liabilities, condition (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by the Company in this Article II, neither the Company nor any other Person makes or has made any representation or warranty to Buyer with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company or its businesses or operations or (ii) any oral or written information furnished or made available to Buyer in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement, including the accuracy, completeness or currency thereof, and neither the Company nor any other Person shall have any liability to Buyer or any other Person in respect of such information, including any subsequent use of such information.

Article III

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Buyer and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 3.1Organization, Standing and Power

. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.  Each of Buyer and Merger Sub has the requisite corporate power to own each of their respective properties and to carry on each of their respective businesses as now being conducted.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no other business activities.

Section 3.2Authority; Valid and Binding Agreement

. The execution, delivery and performance of this Agreement and the Transaction Documents to which Buyer and Merger Sub will become a party have been duly and validly authorized by each of the Buyer and Merger Sub by all necessary corporate action.  This Agreement and each of the Transaction Documents to which Buyer and Merger Sub will become a party are, or will be when executed and delivered by the Buyer or Merger Sub, as applicable, legal, valid and binding obligations of the Buyer and Merger Sub enforceable against each in accordance with their respective terms, except as enforcement may be limited by bankruptcy, insolvency, or other similar laws affecting the enforcement of creditors’ rights generally and except that the availability of equitable remedies is subject to the discretion of the court before which any proceeding therefor may be brought.

Section 3.3No Breach

. The execution, delivery and performance of this Agreement and the Transaction Documents to which the Buyer and Merger Sub will become a party will not conflict with or result in any conflict with, breach or violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, forfeiture or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Lien on any of the material properties or assets of the Buyer pursuant to (a) any provision of their respective certificates of incorporation or bylaws, (b) any material Contract to which either is a party or by which any of their property or assets may be bound or affected, or (c) any statute, law, rule, regulation, judgment, order, decree, or ordinance applicable to either the Buyer, Merger Sub or their respective properties or assets, except, in the case of clauses (b) and (c) above, any such conflicts, breaches, violations, defaults, rights or losses which would not reasonably be expected to have a Material Adverse Effect.

Section 3.4Adequacy of Funds

. Buyer has adequate financial resources to satisfy its monetary obligations under this Agreement.

Section 3.5No Breach

. Buyer has no knowledge as of the date hereof that any representation or warranty of the Company contained in Article II (other than Section 2.13), subject to such exceptions as are disclosed with the Company Disclosure Schedules, is untrue or inaccurate.

Article IV

PRE-CLOSING AND POST-CLOSING COVENANTS

Section 4.1Conduct of the Business Prior to Closing

. From the date of this Agreement until the Closing Date, the Company shall (a) (i) conduct the business of the Company in the ordinary course of business consistent with past practice, (ii) pay all of its liabilities and Taxes when due, subject to good faith disputes over such liabilities or Taxes, and (iii) maintain insurance coverage in amounts adequate to cover the reasonably anticipated risks of the Company; and (b) use its commercially reasonable efforts to (i) preserve intact all rights of the Company’s current business, (ii) to retain its employees to the extent consistent with the business needs of the Company, and (iii) maintain good relationships with employees, licensors, licensees, suppliers, contractors, distributors, customers, and others having current business dealings with the Company, except for actions taken pursuant to this Agreement.

Section 4.2Restrictions on Company’s Conduct of the Business Prior to Closing

. From the date of this Agreement until the Closing Date, except (a) with the prior written consent of Buyer or (b) as expressly set forth in Section 4.2 of the Company Disclosure Schedule, the Company shall not:

(a)Acquire by merging or consolidating with, or by purchasing any equity securities or assets (which are material, individually or in the aggregate, to the Company) of, or by any other manner, substantially all of the assets any business or any Person;

(b)Sell, transfer, lease, license or otherwise encumber any of its material assets, except for the sale of Company Products in the ordinary course of business;

(c)Enter into any agreements or commitments with another Person, except in the ordinary course of business;

(d)Terminate or materially amend any Material Contract or Governmental Authorization except for those Material Contracts that automatically expire by their terms without any right of extension or renewal by the Company;

(e)Enter into or modify any Contract, or enter into any transaction with, any Interested Party;

(f)Declare, authorize or pay any dividends on, make any other distributions with respect to, or redeem, repurchase or otherwise acquire any Company Capital Stock;

(g)Purchase, lease, license or otherwise acquire any assets, except in the ordinary course of business;

(h)Make any capital expenditure in excess of $50,000, individually or in the aggregate;

(i)Provide any credit, loan, advance, guaranty, endorsement, indemnity, warranty or mortgage to any Person, other than those made in the ordinary course of business and not to an Interested Party;

(j)Discharge any Lien, indebtedness or other liability in excess of $50,000, individually or in the aggregate, except for liabilities reflected or reserved against in the Financial Statements and accounts payable in the ordinary course of business;

(k)Change its credit practices, accounting methods or practices or standards used to maintain its books, accounts or business records;

(l)Amend the Company Charter or Company Bylaws;

(m)Split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other shares of capital stock or other securities in lieu of, or in substitution for, currently outstanding shares of capital stock or securities;

(n)Issue, sell, dispose of or encumber, or authorize the issuance, sale, disposition or encumbrance of, any shares of capital stock or grant, enter into or accept any options, warrants, convertible securities or other rights to acquire any capital stock or securities in the Company;

(o)Hire, terminate, demote or promote or offer to hire, or promote any employee or potential employee, or encourage any employee to resign from or terminate his or her relationship with the Company;

(p)Increase the annual level of compensation of any existing employee (except pursuant to normal scheduled increases consistent with Company policy and practice), establish or adopt any Company Employee Plan, or grant any bonuses, benefits or other forms of direct or indirect compensation to any employee, officer, manager or consultant;

(q)Make any severance payments to any employee, officer or manager, except payments made pursuant to written agreements outstanding as of the date of this Agreement;

(r)Accelerate or delay the collection of accounts receivables, or the payment of accounts payables, or otherwise alter the management of working capital, in each case outside the ordinary course of business consistent with past practice;

(s)Make, change or rescind any election in respect of Taxes, change any accounting method in respect of Taxes, file any amendment to a Tax Return, enter into any closing agreement, settle or compromise any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(t)Sell, transfer, assign or license (other than non-exclusive licenses in the ordinary course of business in connection with the sale of Company Products) any Company Intellectual Property, or permit any Company Intellectual Property to lapse or become abandoned;

(u)Form, or enter into any commitment to form, a Subsidiary, or acquire, or enter into any commitment to acquire, an interest in any corporation, association, joint venture, partnership or other business entity or division thereof; or

(v)Enter into any Contract or agree, in writing or otherwise, to take any of the actions described in Section 4.2(a) through (s) above.

Section 4.3Non-Solicitation of Competing Acquisition Proposals.

(a)The Company shall immediately cease any such negotiations, discussions or agreements (other than with Buyer) regarding any Alternative Transaction.

(b)During the period between the date of this Agreement and the Closing, the Company shall not and shall cause its representatives not to, directly or indirectly: (i) solicit, initiate, seek, knowingly encourage, promote, formally approve or support any inquiry, proposal or offer from, (ii) furnish any non-public information regarding the Company (other than in connection with the sale of products and services in the ordinary course of business consistent with past practice or license of Intellectual Property in connection therewith) to, (iii) take any other action that is intended or would be reasonably expected to assist or facilitate any inquiries or the making of any proposal that constitutes or could lead to an Alternative Transaction with, (iv) participate in any discussions or negotiations (except to state that such discussions or negotiations are not permitted pursuant to these provisions) with, (v) approve, endorse or recommend, or propose to approve, endorse or recommend, an Alternative Transaction by, or (vi) terminate, amend or waive any rights under (or fail to enforce by seeking an injunction or by seeking to specifically enforce the terms of) any confidentiality or “standstill” or other similar agreement between the Company with, in each of clauses (i) through (vi) any corporation, limited liability company, general or limited partnership, business trust, unincorporated association or other entity, Person or group of any of the foregoing (other than Buyer and its representatives acting in their capacities as such) (each, a “Third Party”) regarding (A) any acquisition of all or any part of the Company (including by way of any merger or consolidation with, purchase of assets or stock, tender or exchange offer or license involving the Company) or any acquisition, issuance, grant, sale or transfer of any of the securities, business, properties or assets (including intangible) of the Company (other than the sale of products and services in the ordinary course of business consistent with past practice or license of Intellectual Property in connection therewith), (B) any joint venture or other strategic investment in or involving the Company (other than a commercial or strategic relationship in the ordinary course of business), including any new financing, investment round or recapitalization of the Company, (C) the employment of all or substantially all of the current employees of the Company or (D) any other similar transaction involving the Company that is not in the ordinary course of business and consistent with past practice (each, an “Alternative Transaction”); (vii) disclose any information not customarily disclosed to any person concerning the business, properties, assets or technologies of the Company or (viii) enter into any Contract, whether binding or non-binding, with any Third Party providing for an Alternative Transaction (including a letter of intent or exclusivity agreement) or committing the Company to do any of the actions contemplated by clauses (i) through (vi) above.

(c)In the event that the Company or any of its Affiliates or representatives shall receive, prior to the Effective Time or the valid termination of this Agreement, any inquiry offer, proposal or indication of interest regarding a potential Alternative Transaction or that could reasonably lead to an Alternative Transaction, or any request for disclosure of information or access of the type referenced in clause (b)(ii) above, the Company or such Affiliate or representative shall immediately notify Buyer thereof, which notice shall include the identity of the Third Party making any such inquiry, offer, proposal, indication of interest or request, and the specific terms of such inquiry, offer, proposal, indication or request, as the case may be (including a copy of any written material and electronic communications received from such Third Party), and such other information related thereto as Buyer may reasonably request; provided, that no such notification shall be required in breach of a confidentiality agreement between the Company and such Third Party executed prior to the date hereof.

(d)The parties hereto understand and agree that any violation of the restrictions set forth above by any representative of the Company shall be deemed to be a material breach of this Agreement by the Company.

(e)The parties hereto agree that irreparable damage would occur in the event that the provisions of this Section 4.3 were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed by the parties hereto that Buyer shall be entitled to an immediate injunction or injunctions, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of the provisions of this Section 4.3 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Buyer may be entitled at law or in equity.

Section 4.4Public Disclosure; Non-Disparagement

. Buyer and the Company shall, prior to the Closing, consult with each other before issuing or authorizing any press release or any other public statement or making (or authorizing) any other disclosure to any third party (whether or not in response to an inquiry) regarding the existence or terms of this Agreement and the transactions contemplated hereby.  Prior to the dissemination of the initial substantive press release to be broadly disseminated concerning this Agreement and the transactions contemplated hereby, neither the Buyer, nor the Entitled Holders’ Agent shall (or permit any of their respective subsidiaries, representatives or advisors to) issue any such press release or make any such statement or disclosure without the prior written approval of the other, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange, in which case the disclosing party shall provide to the other party such advance notice as is reasonable under the circumstances prior to the making of, and shall consult with the other party regarding the form of, such required disclosure.  Notwithstanding the foregoing, Buyer and the Company may reveal the existence and terms of this Agreement to their respective representatives and advisors (a) who need to know the terms of this Agreement for the purpose of evaluating the Merger, (b) who are informed of the confidential nature of the Agreement, and (c) who agree to act in accordance with the terms of this Section 4.4.  Each of the Buyer and the Company covenants and agrees that neither it nor any of its respective Affiliates shall in any way, directly or indirectly, alone or in concert with others, cause, express or cause to be expressed in a public manner or to any stockholder, investor, analyst, journalist or member of the media (including, without limitation, in a television, radio, internet, newspaper or magazine interview), orally or in writing, any remarks, statements, comments or criticisms that disparage, call into disrepute, defame, slander or which can reasonably be construed to be defamatory or slanderous to the other party or such other party’s Affiliates, successors, assigns, officers (including, without limitation, any current officer of a party or a party’s subsidiaries who no longer serves in such capacity following the Effective Time), directors (including any current director of a party or a party’s subsidiaries who no longer serves in such capacity following the Effective Time), employees, stockholders, agents, attorneys or representatives, any of their products or services or any action or matter publicly disclosed prior to the date of this Agreement.

Section 4.5Notices, Consents, Amendments and Terminations

. Prior to the Closing, the Company (a) shall send the notices, and shall use commercially reasonable efforts to obtain the consents, waivers and approvals, required under each Contract, and (b) amend or terminate each Contract, in each of cases (a) and (b), as set forth in Schedule 4.5, which notices, consents, waivers, approvals, amendments and terminations shall be in form and substance reasonably acceptable to Buyer.

Section 4.6Commercially Reasonable Efforts and Further Assurances

. Prior to the Closing, upon the terms and subject to the conditions of this Agreement, each of Buyer, Merger Sub and the Company agrees to use its commercially reasonable efforts to take, or cause to be taken, actions necessary, proper or advisable (subject to any applicable Laws) to consummate and make effective the Merger as promptly as practicable including, but not limited to, the satisfaction of the other parties’ conditions to Closing.

Section 4.7Tax Matters

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(a)Tax Returns.  Buyer shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company for all Tax periods ending on or prior to the Closing Date that are due to be filed after the Closing Date.  All such Tax Returns shall be prepared in a manner consistent with the Company’s past practices unless otherwise required by applicable Law; provided, however, that Tax Returns for the period that includes or ends on the Closing Date shall include Transaction Tax Deductions to the maximum extent permitted under applicable Law; provided, further, that all Transaction Tax Deductions arising on or attributable to the Closing Date (or prior to the Closing Date) shall be treated as deductions in the income tax period (or portion thereof) ending on the Closing Date and that no party shall take a position inconsistent with the foregoing.  Buyer shall provide copies of all income and other material Tax Returns described in this Section 4.7(a) that reflect a Tax for which the Entitled Holders would reasonably be expected to be liable for under this Agreement to the Entitled Holders’ Agent at least twenty (20) days prior to their timely filing due date (for income Tax Returns) and five (5) days prior to their timely filing due date (for other material Tax Returns), in each case taking into account extensions, and shall incorporate the Entitled Holders’ Agent’s reasonable comments to such Tax Returns prior to their filing.

(b)Transfer Taxes.  Without limiting the generality of the foregoing, all transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement (“Transfer Taxes”) shall be paid by Buyer and the Company when due, in equal proportions, and Buyer and the Company shall jointly file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, fees and charges, and, if required by applicable Law, the parties will, and will cause their Affiliates to, join in the execution of any such Tax Returns and other documentation.

(c)Straddle Period Taxes.  For purposes of this Agreement, any real, personal, ad valorem, intangible property Taxes or other Taxes that accrue based upon the passage of time for any taxable period beginning on or before the Closing Date and ending after the Closing Date (“Straddle Period”) shall be allocated to the portion of the Straddle Period ending on the Closing Date on a per diem basis, and all other Taxes for any Straddle Period shall be allocated as if such Straddle Period ended on the Closing Date, except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions), other than with respect to property placed in service after the Closing, shall be allocated on a per diem basis.

(d)Amended Returns.  None of Buyer, Surviving Corporation or their Affiliates shall, or shall cause or permit the Surviving Corporation to, amend any Tax Returns of Company for Tax periods ending on or prior to the Closing Date, or make any Tax election that has retroactive effect to any period ending before the Closing Date if such amendment or election would reasonably be expected to give rise to a Tax for which the Entitled Holders would reasonably be expected to be liable for under this Agreement without the Entitled Holders’ Agent’s consent, not to be unreasonably withheld, conditioned or delayed.

Section 4.8Stockholder Approval; Joinder Agreements; Option Cancellation Agreements.

(a)Immediately following the execution of this Agreement, the Company shall solicit written consent from each of the Company Stockholders in the form attached hereto as Exhibit G (the “Stockholder Written Consent”).  Within four (4) hours after the execution of this Agreement, the Company shall deliver to Buyer the Stockholder Written Consents from Company Stockholders pursuant to the preceding solicitation that are sufficient to fully and irrevocably deliver the Requisite Approval.

(b)Promptly upon obtaining the Requisite Approval, the Company shall prepare and, as soon as reasonably practicable, send to all Company Stockholders as of the record date for the Stockholder Written Consent who did not execute a Stockholder Written Consent the notices required pursuant to the DGCL and, if applicable, the CCC.  Such materials submitted to the Company Stockholders in connection with such Stockholder Written Consents shall be subject to review and comment by Buyer and shall include an information statement regarding the Company, the terms of this Agreement and the Merger and the unanimous recommendation of the Company’s Board of Directors that the Company Stockholders not exercise their dissenters or appraisal rights under any applicable Law in connection with the

Merger (the “Information Statement”).  The parties shall update, amend and supplement the Information Statement from time to time as may be required by applicable Law.  The information prepared by the Company furnished on or in any document mailed, delivered or otherwise furnished to Company Stockholders by the Company in connection with the solicitation of their consent to this Agreement and the transactions contemplated will not contain, at or prior to the Effective Time, any untrue statement of a material fact and will not omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which made, not misleading.

(c)As soon as reasonably practicable after the date of this Agreement, the Company shall use its commercially reasonable efforts to cause (i) each Company Stockholder to deliver to Buyer a duly executed joinder agreement in substantially the form attached hereto as Exhibit H (each, a “Joinder Agreement” and collectively, the “Joinder Agreements”) and (ii) each holder of In-The-Money Company Options to deliver to Buyer a duly executed Option Cancellation Agreement.

Section 4.9280G Stockholder Approval.

(a)Promptly following the execution of this Agreement, but in no event later than one (1) Business Day after the date hereof, the Company shall use its reasonable best efforts to obtain and deliver to Buyer a waiver agreement, substantially in the form approved by Buyer (a “280G Waiver”), from each Person who the Company, in consultation with Buyer, reasonably believes is, with respect to the Company or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined immediately prior to the initiation of the solicitation of the requisite Company Stockholder approval described in Section 4.9(b) and who might otherwise receive or have the right or entitlement to receive a parachute payment under Section 280G of the Code, unless the requisite Company Stockholder approval of such parachute payments is obtained pursuant to Section 4.9(b).

(b)Promptly following the delivery by the Company to Buyer of each 280G Waiver described in Section 4.9(a), the Company shall submit to the Company Stockholders for approval (in a form and manner reasonably satisfactory to Buyer) by such number of Company Stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code any payments or benefits that are subject to a 280G Waiver and that Buyer determines may separately or in the aggregate, constitute “parachute payments” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), such that such payments and benefits shall not be deemed to be “parachute payments” under Section 280G of the Code, and prior to the Effective Time the Company shall deliver to Buyer evidence reasonably satisfactory to Buyer (i) that a Company Stockholder vote was solicited in conformance with Section 280G and the regulations promulgated thereunder, and the requisite Company Stockholder approval was obtained with respect to any payments or benefits that were subject to the Company Stockholder vote (the “280G Approval”), or (ii) that the 280G Approval was not obtained and as a consequence, that such “parachute payments” shall not be made or provided, pursuant to the waivers of those payments or benefits which were executed by the affected individuals on the date of this Agreement.

Section 4.10Access to Information; Confidentiality

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(a)From and after the date hereof and prior to the Effective Time or such earlier date as this Agreement may be terminated in accordance with its terms, subject to compliance with applicable Law and Section 4.10(b), the Company shall, with reasonable advance notice, (i) give Buyer and its representatives reasonable access to the personnel, properties, books and records of the Company during normal business hours, (ii) furnish to Buyer and its representatives such financial and operating data and all other information as such Persons may reasonably request, and (iii) shall cooperate with Buyer in its investigation of the business of the Company.  Buyer shall use its commercially reasonable efforts to minimize any disruption to the businesses of the Company that may result from requests for access, data and information hereunder.  Notwithstanding the foregoing, the Company shall not be required to provide any information (i) that it reasonably believes it may not provide to Buyer by reason of contractual or legal restrictions, including applicable Laws, or which it believes is competitively sensitive information or (ii) the disclosure of which would be expected to jeopardize attorney-client or any other privilege applicable to such information.  In addition, the Company may designate any competitively sensitive information provided to Buyer under this Agreement as “outside counsel only” and such information shall be given only to the outside counsel of Buyer and may not be shared with Buyer or any of its representatives (other than such outside counsel).

(b)All information provided or obtained in connection with the transactions contemplated hereby (including the Merger) shall be kept confidential by Buyer in accordance with the terms of the Mutual Non-Disclosure Agreement, dated November 7, 2018, between Buyer and the Company (the “Confidentiality Agreement”).  In the event of a conflict or inconsistency between the terms of this Agreement and the Confidentiality Agreement, the terms of this Agreement shall govern.

Section 4.11Employee Matters.

(a)Buyer shall provide offer letters to each employee of the Company who is employed with the Company as of immediately prior to the Closing Date.  The Company shall use its reasonable best efforts to cause each such employee who is offered employment with Buyer to accept such offer, including causing such employee to execute and deliver an employment offer letter and proprietary information and invention assignment agreement, each on Buyer’s form.  For the one-year period following the Closing Date, Buyer shall provide each employee of the Company that accepts such offers (other than the Key Employee) (the “Continuing Employees”) with compensation and benefits that, with respect to each Continuing Employee, are no less favorable in the aggregate than the compensation and benefits provided to such Continuing Employee under the Company Employee Plans immediately prior to the Effective Time.

(b)Buyer shall give the Continuing Employees full credit for purposes of eligibility, vesting, and determination of benefits (including, for purposes of vacation and severance) under any benefit plans maintained by Buyer for such Continuing Employees’ service with the Company (which, for the avoidance of doubt, shall not include service with Silverbow or any other Person besides the Company) to the same extent recognized by the Company immediately prior to the Effective Time; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits with respect to the same period of service.

(c)Buyer shall (i) waive any pre-existing condition limitations otherwise applicable to Continuing Employees and their eligible dependents under any plan that provides health benefits in which Continuing Employees may be eligible to participate following the Closing to the extent such conditions are covered under the analogous Company Employee Plan in which such Continuing Employees participated immediately prior to the Effective Time, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by the Continuing Employees and their eligible dependents under the health plans in which they participated immediately prior to the Effective Time during the portion of the calendar year prior to the Effective Time and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee and his or her eligible dependents on or after the Effective Time, in each case to the extent such Continuing Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Company Employee Plan prior to the Effective Time.

(d)Prior to the Closing, the Company shall use its commercially reasonable efforts to cause each Employee listed on Section 2.13(h) of the Company Disclosure Schedule to have entered into and executed, and each person who becomes an Employee of the Company after the date hereof and prior to the Closing shall be required by the Company to enter into and execute, a proprietary information and invention assignment agreement with the Company effective as of such Employee’s first date of employment or service and in form and substance reasonably satisfactory to Buyer (the “PIIAs”).

(e)Unless Buyer provides written notice to the Company to the contrary, (i) effective as of no later than the day immediately preceding the Closing Date, each of the Company and any ERISA Affiliate shall terminate the Company’s participation in any and all Company Employee Plans intended to include a Code Section 401(k) arrangement (each, a “401(k) Plan”), and (ii) effective as of no later than immediately prior to the Closing, each of the Company and any ERISA Affiliate shall terminate the service agreement between the Company and TriNet (the “TriNet Agreement”) and the Company’s participation in any and all Company Employee Plans that provide any health and welfare benefits (together with the 401(k) Plan, the “Terminated Company Employee Plans”).  Unless Buyer provides such written notice to the Company as contemplated in the foregoing sentence, (x) no later than one (1) Business Day prior to the Closing Date, the Company shall provide Buyer with evidence that the Company’s participation in each 401(k) Plan has been terminated and the participation of each Employee in each 401(k) Plan has been terminated, as applicable (effective as of no later than the day immediately preceding the Closing Date), pursuant to resolutions of the Board of Directors of the Company or such ERISA Affiliate, and (y) prior to the Closing, the Company shall provide Buyer with evidence that TriNet Agreement and the Company’s participation in all other Terminated Company Employee Plans have been terminated.  The form and substance of such resolutions shall be subject to the reasonable prior review and approval of Buyer.  The Company also shall take such other actions in furtherance of the foregoing as Buyer may reasonably require.  In the event that termination of the TriNet Agreement or the Company’s participation in any Terminated Company Employee Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees, then such charges or fees shall be included in Transaction Expenses of the Company and shall be the responsibility of the Company, and the Company shall take such actions as are necessary to reasonably estimate the amount of such charges or fees and provide such estimate in writing to Buyer no later than one (1) Business Day prior to the Closing Date.

(f)Prior to the Closing, the Company shall pay out all vacation, and/or paid time off that has been accrued but unused by any Employee, as well as all accrued wages, earned but unpaid bonuses, unreimbursed business expenses, and other accrued but unpaid benefits of any Employee as of the Closing Date.

(g)The provisions contained in this Section 4.11 are included for the sole benefit of the Company and Buyer and nothing in this Section 4.11, whether express or implied, shall (i) create any third-party beneficiary or other rights in any other Person, including any current or former employees, any participant in any Company Employee Plan, or any dependent or beneficiary thereof, (ii) be construed as an amendment, waiver or creation of or limitation on the ability to terminate any Company Employee Plans or benefit plan or agreement of Buyer or (iii) limit the ability of Buyer, the Company, the Surviving Corporation or any of their respective Subsidiaries to terminate the employment of any Continuing Employee at any time.

Section 4.12Notification of Certain Matters

. The Company shall give prompt notice to Buyer of:  (a) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of the Company contained in this Agreement to be untrue or inaccurate at or prior to the Effective Time, and (b) any failure of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 4.12 shall not (a) limit or otherwise affect any remedies available to the party receiving such notice or (b) constitute an acknowledgment or admission of a breach of this Agreement.  No disclosure by the Company pursuant to this Section 4.12, however, shall affect or be deemed to qualify, limit, modify, amend or supplement any representation or warranty contained herein or in the Company Disclosure Schedules, the conditions to the obligations of the parties to consummate the Mergers in accordance with the terms and provisions of this Agreement, or the rights of Buyer or any Indemnified Party under or arising out of a breach of this Agreement.

Section 4.13Resignation of Directors and Officers

. Prior to the Closing, the Company shall cause each officer and director of the Company to execute a resignation letter in the form set forth on Exhibit I (the “Resignation Letters”), to be effective as of the Effective Time.

Section 4.14Indemnification; D&O Insurance

(a)Buyer and the Company agree that, until the later of (i) six (6) years after the Closing and (ii) such time as the Earnout Cap has been paid to the Entitled Holders, Buyer shall cause, to the fullest extent permitted by applicable Law, each of the Company’s present and former directors and officers (collectively, the “Company Indemnitees”), in their capacities as such, to be indemnified by Buyer or the Surviving Corporation to the same extent as provided in the Company Charter, the Company Bylaws, and any indemnification agreements between the Company and the Company Indemnitees disclosed in Section 2.21(a)(xvii) of the Company Disclosure Schedules as of immediately prior to the Closing.

(b)The Company will purchase prior to the Closing for each Company Indemnitee either (i) for a period from the Closing through and including the date six (6) years after the Closing Date directors’ and officers’ liability insurance with respect to claims arising from facts or events that occurred on or before the Closing, which insurance policy shall contain substantially the same coverage and amounts as, and contain terms and conditions no less advantageous than, in the aggregate, the coverage provided by the Company’s current directors’ and officers’ liability insurance policy on the date hereof; or (ii) a “tail” insurance policy (the “Tail Policy”) with a claims period from the Closing through and including the date six (6) years after the Closing Date with substantially the same coverage and amounts, and containing terms and conditions which are no less advantageous than, in the aggregate, the Company’s current directors’ and officers’ liability insurance policy on the date hereof.  Until the date that is six (6) years after the Closing Date, Buyer and the Surviving Corporation shall not take any actions to terminate, cancel or modify, or to cause the termination, cancellation, modification or lapse in, any directors’ and officers’ liability insurance policy obtained pursuant to this Section 4.14(b).

(c)It is expressly agreed that the covenants contained in this Section 4.14 are intended to be for the benefit of, and shall be enforceable by, each of the Company Indemnitees and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which a Company Indemnitee is entitled, whether pursuant to Law, Contract or otherwise.

(d)In the event Buyer, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in each such case, proper provision shall be made so that the successors and assigns of Buyer or the Surviving Corporation (or their respective successors and assigns), shall assume the obligations set forth in this Section 4.14.

(e)The obligations of the Surviving Corporation and Buyer under this this Section 4.14 shall survive the Closing and shall not be terminated or modified in such a manner as to affect adversely any Company Indemnitee to whom this this Section 4.14 applies without the consent of such affected Company Indemnitee.  The obligations of Buyer under this Section 4.14 are in addition to and separate from any indemnification provided to any Company Indemnitee, Seller Agent or Entitled Holder under Section 7.6 or Section 7.9, and a determination on entitlement under one source of indemnification shall have no effect on another source of indemnification (except to the extent the same Damages would be indemnified for twice).

Section 4.15Transition Services.

During the ninety (90) days following the Closing, the Entitled Holders’ Agent agrees to provide Buyer with any reasonably requested services, in an amount not to exceed thirty (30) hours in the aggregate, as may be necessary for the transition of the business of the Company.  The Entitled Holders’ Agent shall not be obligated to perform any services except as described in this Section 4.15; provided, however, that if Buyer desires and Entitled Holders’ Agent agrees to continue to perform any additional services, the parties shall negotiate the terms and cost of such service.

Article V

CONDITIONS TO THE CLOSING

Section 5.1Conditions to Obligations of Each Party

. The respective obligations of each party to this Agreement to consummate and effect the Merger and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by mutual agreement of the Company, Buyer and Merger Sub:

(a)No Injunctions or Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity or instrumentality, domestic or foreign, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered or enforced, which makes the consummation of the Merger illegal.

(b)Governmental Approval.  Buyer, Merger Sub, the Company and their respective Subsidiaries shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of the transactions contemplated hereby.

(c)Stockholder Approval.  This Agreement, the Certificate of Merger and the Merger shall have been approved by the Requisite Approval in accordance with the provisions of the Company Charter and the DGCL, which Requisite Approval remains in full force and effect.

Section 5.2Conditions to Obligations of the Company

. The obligations of the Company to consummate and effect the Merger and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, by the Company:

(a)Buyer Representations and Warranties.

(i)The representations and warranties of Buyer and Merger Sub in this Agreement that are not qualified by materiality shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case only as of such earlier date.

(ii)The representations and warranties of Buyer and Merger Sub in this Agreement that are qualified by materiality shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case only as of such earlier date.

(b)Performance of Obligations of Buyer and Merger Sub.  Each of Buyer and Merger Sub shall have performed and complied in all material respects with all obligations and covenants required to be performed by each of them under this Agreement on or prior to the Closing Date.

(c)Buyer Closing Certificate.  The Company shall have received a certificate from Buyer, validly signed by the Chief Executive Officer of Buyer, to the effect that, as of the Closing, the conditions set forth in Section 5.2(a) and Section 5.2(b) have been satisfied.

(d)Escrow Agreement.  Each of the Buyer and the Escrow Agent shall have executed and delivered to the Company the Escrow Agreement.

(e)Stockholder Approval.  This Agreement, the Certificate of Merger and the Merger shall have been approved by the Requisite Approval in accordance with the provisions of the Company Charter and the DGCL.

Section 5.3Conditions to the Obligations of Buyer and Merger Sub

. The obligations of Buyer and Merger Sub to consummate and effect the Merger and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Buyer or Merger Sub:

(a)Company Representations and Warranties.

(i)The representations and warranties of the Company in this Agreement that are not qualified by materiality shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case only as of such earlier date.

(ii)The representations and warranties of the Company in this Agreement that are qualified by materiality shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case only as of such earlier date.

(b)Performance of Obligations of Company.  The Company shall have performed and complied in all material respects all obligations and covenants required to be performed by it under this Agreement on or prior to the Closing Date.

(c)No Company Material Adverse Effect.  There shall not have occurred a Material Adverse Effect with respect to the Company.

(d)Company Closing Certificate.  Buyer shall have received a certificate from the Company, validly signed by the Chief Executive Officer of the Company, to the effect that, as of the Closing, the conditions set forth in Section 5.3(a), Section 5.3(b) and Section 5.3(c) have been satisfied.

(e)Secretary’s Certificate.  Buyer shall have received a certificate signed by the secretary of the Company attaching and certifying (i) true, correct and complete copies of the Company Charter and Company Bylaws, each as in effect at the Closing Date and (ii) true, correct and complete copies of the resolutions of the Board of Directors and the stockholders of the Company approving and adopting this Agreement, the Merger and the transactions contemplated hereby.

(f)Closing Statement Certificate.  Buyer shall have received the Closing Statement Certificate.

(g)Notices, Consents, Amendments and Terminations.  The Company (a) shall have sent the notices, and shall have obtained the consents, waivers and approvals, required under each Contract, and (b) amended or terminated each Contract, in each of cases (a) and (b), as set forth in Schedule 4.5.

(h)FIRPTA Certificates.  The Company shall have delivered to Buyer a properly executed FIRPTA Certificate, substantially in the form of Exhibit J attached hereto.

(i)Good Standing Certificate.  The Company shall have delivered a certificate of good standing from the Secretary of State of the State of Delaware, dated within 10 calendar days of the Closing Date.

(j)Escrow Agreement.  The Entitled Holders’ Agent shall have executed and delivered to the Buyer the Escrow Agreement.

(k)Joinder Agreements.  The Company shall have delivered to Buyer duly executed Joinder Agreements from Company Stockholders (or holders of powers of attorneys of such Company Stockholders) who, in the aggregate, hold shares of Company Capital Stock representing no less than 90% of the total number of outstanding shares of Company Capital Stock.

(l)Resignation Letters.  The Company shall have delivered to Buyer the Resignation Letters.

(m)Key Employee Employment Agreement.  The Key Employee has executed and delivered to Buyer an employment offer letter and proprietary information and invention assignment agreement to be effective as of the Closing, which shall not have been revoked and shall remain in full force and effect.

(n)Non-Compete Agreements.  The Non-Compete Agreements shall not have been revoked and shall remain in full force and effect.

(o)Section 280G Payments.  With respect to any payments or benefits that Buyer reasonably determines may constitute “parachute payments” under Section 280G of the Code with respect to any Employees, (i) Buyer shall have received a 280G Waiver from each Employee receiving a payment that may constitute a “parachute payment” under Section 280G of the Code and (ii) the Company Stockholders shall have (A) approved, pursuant to the method provided for in the regulations promulgated under Section 280G of the Code, any such “parachute payments,” or (B) shall have voted upon and disapproved such parachute payments, and, as a consequence, such “parachute payments” shall not be paid or provided for in any manner, and Buyer and its subsidiaries shall not have any liabilities with respect to such “parachute payments.  Each 280G Waiver shall be in effect immediately prior to the solicitation of the 280G Approval from the Company’s Stockholders.

(p)Termination of TriNet Agreement and Participation in Terminated Company Employee Plans.  Buyer shall have received evidence of the terminations of the TriNet Agreement and the Company’s participation in the Terminated Company Employee Plans contemplated by Section 4.11(e).

(q)Termination and Release Agreement.  The Company and Silverbow shall have executed and delivered to Buyer the Termination and Release Agreement in the form attached hereto as Exhibit K.

(r)IP Acquisition Agreement.  Silverbow shall have executed and delivered to Buyer the IP Acquisition Agreement in the form attached hereto as Exhibit L.

Section 5.4Frustration of Conditions

. Neither Buyer, Merger Sub nor the Company may rely on the failure of any condition set forth in this Article V to be satisfied if such failure was caused by such party’s failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

Article VI

TERMINATION, AMENDMENT AND WAIVER

Section 6.1Termination

.  At any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger to the stockholders of the Company, this Agreement may be terminated:

(a)by mutual consent of Buyer and the Company;

(b)by Buyer if the Requisite Approval has not been obtained by the Company and delivered to Buyer by 11:59 P.M. on the Business Day after the date of the execution and delivery of this Agreement;

(c)by either Buyer or the Company, if the Closing shall not have occurred on or before August 16, 2019 (the “Final Date”); provided that the right to terminate this Agreement under this Section 6.1(b) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Merger to occur on or before the Final Date and such action or failure to act constitutes a breach of this Agreement;

(d)by Buyer, if the Company shall breach any representation, warranty, obligation or agreement hereunder such that the conditions set forth in Section 5.3 would be incapable of being satisfied by the Final Date, and such breach shall not have been cured, or by its nature cannot be cured, by the Final Date; provided, that no cure period shall be required for a breach or inaccuracy which by its nature cannot be cured; provided, further that Buyer is not in material breach of any of its representations, warranties, obligations or agreements hereunder;

(e)by the Company, if Buyer or Merger Sub shall breach any representation, warranty, obligation or agreement hereunder, such that the conditions set forth in Section 5.2 would be incapable of being satisfied by the Final Date, and such breach shall not have been cured, or by its nature cannot be cured, by the Final Date; provided, that no cure period shall be required for a breach or inaccuracy which by its nature cannot be cured; provided, further, that the Company is not in material breach of any of its representations, warranties, obligations or agreements hereunder; and

(f)by Buyer, Merger Sub or the Company if any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and nonappealable.

Section 6.2Effect of Termination

. In the event of termination of this Agreement as provided in Section 6.1, this Agreement shall forthwith become void, and except as provided in Section 8.1, there shall be no liability or obligation on the part of Buyer, Merger Sub or the Company or their respective officers, directors, stockholders or Affiliates, except (a) to the extent that such termination results from Fraud or (b) that each party hereto and each Person shall remain liable for any breaches of this Agreement, Transaction Documents or in any certificate or other instruments delivered pursuant to this Agreement prior to its termination; provided that the provisions of Section 4.3 (Public Disclosure), Section 4.10(b) (Confidentiality) and this Section 6.2 and Article VIII shall remain in full force and effect and survive any termination of this Agreement.

Section 6.3Amendment

. The parties hereto may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of the parties hereto.

Section 6.4Extension; Waiver

. Any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein.  Any such extension or waiver by any party hereto shall not operate or be construed as a further or continuing extension or waiver.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Article VII

INDEMNIFICATION

Section 7.1Survival

. The representations and warranties of the Company set forth in this Agreement shall survive the execution and delivery of this Agreement, any investigation by or on behalf of Buyer or Merger Sub, and the Effective Time and shall terminate at 11:59 P.M. Pacific time on the date that is eighteen (18) months after the Closing Date (the “Expiration Date”); provided, however, that the representations and warranties of the Company set forth in Section 2.1, Section 2.3, Section 2.4 and Section 2.26 (collectively, the “Fundamental Reps”) shall survive for three (3) years after the expiration of the applicable statute of limitations, that the representations and warranties of the Company set forth in Section 2.13 (the “Special Rep”) shall survive for three (3) years after the Closing Date, and that the representations and warranties of the Company set forth in Section 2.15 (the “Tax Rep”) shall survive until the expiration of the statute of limitations applicable to the subject matter underlying such representation plus sixty (60) days; provided, further, that in the event of any intentional fraud in connection with any representation or warranty (“Fraud”), such representation or warranty shall survive until the later of the applicable Expiration Date and thirty (30) days following the expiration of the applicable statute of limitations with respect to the subject matter of such Fraud.  Notwithstanding the foregoing, in all cases, with respect to any Damages, claim or breach of which any Indemnified Parties shall have provided written notice to the Entitled Holders’ Agent prior to the end of the applicable survival periods set forth above, the right to Damages for such claim or breach shall not be affected by the termination of the applicable representations, warranties, covenants and agreements.

Section 7.2Indemnification by Seller

. Subject to the limitations set forth in this Article VII, each of the Entitled Holders (hereinafter referred to individually as an “Indemnifying Party” and collectively as “Indemnifying Parties”) will, severally and not jointly (in accordance with their Proportionate Share), indemnify and hold harmless Buyer and its Affiliates (including the Surviving Corporation) and their respective officers, directors, agents and employees (hereinafter referred to individually as an “Indemnified Party” and collectively as “Indemnified Parties”), from and against any and all claims, losses, liabilities, damages (including any punitive damages paid to third parties), royalties, deficiencies, Taxes, costs, interest, awards, judgments, settlements, penalties and expenses, including reasonable attorneys’ fees and expenses and including any such reasonable expenses incurred in connection with investigating, defending against or settling any of the foregoing (collectively, “Damages”) arising out of or relating to any of the following (the “Indemnifiable Matters”):

(a)any breach or inaccuracy, as of the date hereof or as of the Closing as if made as of the Closing, or if made as of a specific date, as of such date, of:

(i)any representation or warranty of the Company contained in this Agreement, other than the Fundamental Reps, the Special Rep, and the Tax Rep;

(ii)the Special Rep;

(iii)any of the Fundamental Reps or the Tax Rep;

(b)any breach or inaccuracy, as of the Closing or, if made as of a specific date, as of such date, of any representation or warranty of Silverbow contained in the IP Acquisition Agreement;

(c)any failure by Silverbow to fully comply with any covenant, agreement, or obligation set forth in any Transaction Document;

(d)any failure by the Company or any Indemnifying Party to fully comply with any covenant, agreement, or obligation set forth herein, in any Transaction Document or any certificates or other instruments delivered pursuant to this Agreement;

(e)any Unpaid Company Transaction Expenses to the extent not taken into account in the calculation of the Stockholder Merger Consideration;

(f)any Closing Date Company Indebtedness to the extent not taken into account in the calculation of the Stockholder Merger Consideration;

(g)any Indemnified Taxes;

(h)any inaccuracy in the Closing Statement;

(i)any claims or threatened claims by or purportedly on behalf of any current or former holder of any shares of Company Capital Stock or other rights or purported rights to acquire Company Capital Stock or other equity interests in the Company (or the economic value thereof), or in connection with the Merger or any of the other transactions contemplated hereby, including (x) appraisal rights or similar proceedings, (y) claims arising under Contracts to which any such holder in its capacity as such is a party or by which it is bound, or (z) claims alleging violations of fiduciary duty;

(j)payment made with respect to Dissenting Shares;

(k)any Third-Party Claim against Buyer or its Subsidiaries (including the Company or any Subsidiaries), if the facts and allegations set forth in such Action would give the Indemnified Parties a right of indemnification hereunder if such facts and allegations were accurate;

(l)any Fraud by the Company; or

(m)those matters set forth on Schedule 7.2(m).

Section 7.3Limitations

(a)Basket.  No claim for indemnification under Section 7.2(a) (other than with respect to any claims for a breach or inaccuracy of a Fundamental Rep, the Special Rep or the Tax Rep) may be made by the Indemnified Parties unless and to the extent the aggregate amount of all Damages which the Indemnified Parties have incurred, in the aggregate, exceeds $500,000 (the “Basket”), after which the Indemnified Parties shall be fully indemnified for all Damages in excess of the Basket.

(b)Caps.

(i)The total aggregate amount of all Damages recoverable under Section 7.2(a)(i) shall not exceed an amount equal to the Escrow Fund, minus any amounts previously distributed to the Entitled Holders’ Agent Expense Fund from the Escrow Fund in accordance with this Agreement and the Escrow Agreement.  The Escrow Fund then remaining in the Escrow shall be the sole recourse of the Indemnified Parties for the indemnification obligations of the Indemnifying Parties under Section 7.2(a)(i).

(ii)The total aggregate amount of all Damages recoverable under Section 7.2(a)(ii), Section 7.2(b), Section 7.2(c) and Section 7.2(m) from any individual Indemnifying Party shall not exceed an amount equal to such Indemnifying Party’s Proportionate Share of the sum of (x) the Escrow Fund, minus (y) any amounts previously distributed to the Entitled Holders’ Agent Expense Fund from the Escrow Fund in accordance with this Agreement and the Escrow Agreement, plus (z) the lesser of such amount to be setoff from the Earnout Consideration of: (I) the Earnout Consideration remaining payable, if any, and (II) $5,000,000.

(iii)Subject to Section 7.3(b)(i) and Section 7.3(b)(ii), the total aggregate amount of all Damages recoverable pursuant to the Indemnifiable Matters from any individual Indemnifying Party shall not exceed an amount equal to such Indemnifying Party’s Proportionate Share of the sum of (x) the Stockholder Merger Consideration actually paid to such Indemnifying Party, plus (y) the Earnout Consideration, if any, otherwise payable to such Indemnifying Party.

(iv)In no event shall the liability of any Indemnifying Party for any Damages pursuant to this Agreement exceed an amount equal to the portion of the Stockholder Merger Consideration, plus the Earnout Consideration, if any, actually paid to such Indemnifying Party.

(v)Notwithstanding anything to the contrary in this Agreement, any Indemnifying Party committing Fraud, or who has actual knowledge of the same as of the Closing, shall be liable for, and shall indemnify and hold the Indemnified Parties harmless for, any Damages incurred or sustained by the Indemnified Parties or any of them (including the Surviving Corporation), directly or indirectly, as a result of such Fraud committed by or known to such Person as of the Closing, and nothing in this Agreement shall limit the liability of any Indemnifying

Party for any Damage resulting from any such Fraud committed by such Indemnifying Party or of who had actual knowledge of the same as of the Closing.

(c)Additional Limitations.

(i)The amount of any Damages incurred by any Indemnified Parties shall be reduced by the amount such Indemnified Parties are entitled to and actually recover (after deducting all attorneys’ fees, expenses and other costs of recovery) from any insurer or other Person then liable for such Damages.

(ii)The Indemnified Parties shall use commercially reasonable efforts to collect any amounts available under the Tail Policy, and hereby acknowledges their common law duties to mitigate Damages.

(iii)If any Indemnified Parties receive any amounts under insurance coverage or from any Person with respect to Damages sustained at any time subsequent to any payment to such Indemnified Parties pursuant to this Article VII, then such Indemnified Parties shall promptly reimburse the applicable Indemnifying Parties (to an account designated by such Indemnifying Parties) for any payment made, or expense incurred in connection with such payment, up to such amount received by such Indemnified Parties net of any increases in insurance premiums and any fees, costs or expenses associated with the recovery of such amount.  Notwithstanding anything herein to the contrary, the amount of any Damages shall also be reduced to the extent that any Indemnified Parties are effectively held harmless or otherwise compensated for such Damages other than pursuant to this Article VII.

(iv)No claim for indemnification may be asserted following the expiration, as provided in Section 7.1, of the representation, warranty, covenant or agreement that is the basis for the claim, and the parties expressly acknowledge that the intent of the foregoing is to modify the applicable statute of limitations that would otherwise apply to a claim based on any such matters.

(v)No claim for indemnification may be asserted on the basis of Section 7.2(g) following the expiration of the applicable statute of limitations that would otherwise apply to the subject matter underlying such claim, plus sixty (60) days. No claim for indemnification may be asserted on the basis of Section 7.2(e), Section 7.2(f), Section 7.2(g), Section 7.2(h) or Section 7.2(l) following the expiration of the applicable statute of limitations that would otherwise apply to the subject matter underlying such claim. No claim for indemnification may be asserted on the basis of Section 7.2(i) and Section 7.2(j) following 11:59 P.M. Pacific time on the date that is three (3) years after the Closing Date.

(d)The rights of the Indemnified Parties to indemnification or any other remedy under this Agreement shall not be impacted or limited by any knowledge that the Indemnified Parties may have acquired, or could have acquired, whether before or after the Closing Date, nor by any investigation or diligence conducted by Buyer. The Company hereby acknowledges that, regardless of any investigation made (or not made) by or on behalf of Buyer, and regardless of the results of any such investigation, Buyer has entered into this transaction in express reliance upon the representation and warranties of the Company made in this Agreement.

(e)Third Party Claim Limitations.  Notwithstanding anything to the contrary in this Section 7.3, the limitations and conditions set forth in this Section 7.3 shall be applied to each indemnification claim made under Section 7.2(k) as if such claim was made under one of Section 7.2(a)(i), Section 7.2(a)(ii), Section 7.2(a)(iii) or Section 7.2(b), determined based on the respective representations and warranties to which such claim relates, as applicable.

(f)Equitable Remedies. Notwithstanding any provision of this Agreement to the contrary, nothing herein shall preclude an Indemnified Party from bringing an action for specific performance or other equitable remedy to require a party to perform its obligations under this Agreement.

(g)No Double Recovery.  Notwithstanding any provision of this Agreement to the contrary, no Indemnified Party shall be entitled to double recovery for any adjustments to consideration provided for hereunder or for any indemnifiable Damages even though such Damages, or any other incident, may have resulted from the breach of more than one of the representations, warranties and covenants, or any other indemnity, in this Agreement. If an Indemnified Party’s claim may be brought under different sections of Section 7.2(a), then such Indemnified Party shall have the right to bring such claim under any applicable section(s) of Section 7.2(a) it chooses.

Section 7.4Release of Escrow

(a)Except as set forth herein, the Escrow Fund shall be held in escrow from the Closing Date until the date that is three (3) years after the Closing Date (such period, the “Escrow Period”) as collateral for the indemnification obligations of the Indemnifying Parties (the “Escrow”).  Notwithstanding the foregoing sentence:

(i)Promptly following the one (1) year anniversary of the Closing Date (or with respect to a Threatened Claim outstanding at such time, the expiration of the 180 (one hundred and eighty) day period following receipt of such initial threat, unless such Threatened Claim has become an Open Claim within such time period), Buyer shall disperse, or cause to be dispersed, to the Entitled Holders’ Agent Expense Fund the excess, if any, of (x) the amount of the Escrow Fund then-remaining in the Escrow, minus (y) (I) $6,000,000, plus (II) the aggregate amount sufficient to satisfy any unsatisfied claims specified in a Claim Notice tendered pursuant to and in accordance with the terms and conditions of this Agreement and the Escrow Agreement as of such date relating to (A) an active suit filed by a third-party with a court of competent jurisdiction, (B) an ongoing governmental Action or (C) an active suit filed by an Indemnified Party seeking to enforce the terms of this Article VII (each of (A), (B) and (C), an “Open Claim”) or (D) the receipt, in writing, by an Indemnified Party of an initial threat of a lawsuit less than 180 (one hundred eighty) days prior (a “Threatened Claim”).

(ii)Promptly following the expiration of the Escrow Period, Buyer and the Entitled Holders’ Agent shall disperse, or cause to be dispersed, to the Entitled Holders’ Agent Expense Fund the amount of the Escrow Fund then-remaining in the Escrow to be released to the Entitled Holders’ Agent Expense Fund; provided, however, that the all or a portion of the Escrow Fund shall be required to remain in the Escrow after the Escrow Period until, with respect to (I) a Threatened Claim, the expiration of the 180 (one hundred and eighty) day period following receipt of such initial threat (unless it has become an Open Claim within such time period), and (II) an Open Claim, the final resolution of such Open Claim, (or such longer period as agreed to by the Buyer and the Entitled Holders’ Agent), in an amount sufficient to satisfy any unsatisfied claims relating to such Open Claim or Threatened Claim as specified in a Claim Notice tendered pursuant to and in accordance with the terms and conditions of this Agreement and the Escrow Agreement prior to the expiration of the Escrow Period.

(b)The Escrow shall be governed by the terms and conditions hereof and of the Escrow Agreement.  Payment to the Indemnified Parties from the Escrow to satisfy claims for indemnification hereunder and to the Entitled Holders’ Agent Expense Fund for releases of the Escrow hereunder shall be made pursuant to and in accordance with the provisions of this Agreement and of the Escrow Agreement.  In the event of any conflict between the terms of this Agreement and the Escrow Agreement, the terms of the Escrow Agreement shall control.  Further payment from the Entitled Holders’ Agent Expense Fund to the Entitled Holders shall be subject to the obligations to the Entitled Holders’ Agent in this Article VII and the procedures set forth in Section 1.11(d)(iii).

Section 7.5Indemnification Claims

.

(a)Subject to the limitations set forth in Section 7.3, if an Indemnified Party wishes to make an indemnification claim (a “Claim”) under this Article VII, such Indemnified Party shall deliver a written notice (a “Claim Notice”) to the Entitled Holders’ Agent (with a copy to the Escrow Agent) (or in the event an Indemnified Party elects to pursue such indemnification claim directly against an Indemnifying Party, to such Indemnifying Party directly) (i) stating that an Indemnified Party has paid, incurred, suffered or sustained, or reasonably anticipates that it may pay, incur, suffer or sustain Damages, and (ii) specifying in reasonable detail the individual items of such Damages, the date each such item was paid, incurred, suffered or sustained, or the basis for such anticipated liability, and, if applicable, the nature of the misrepresentation, breach of warranty or covenant to which such item is related.  An Indemnified Party may update a Claim Notice from time to time to reflect any new information discovered with respect to the claim set forth in such Claim Notice.

(b)If the Entitled Holders’ Agent on behalf of the Indemnifying Parties (or the Indemnifying Party in the event that indemnification is being sought hereunder directly from such Indemnifying Party) shall not object in writing within the thirty (30) day period after receipt of a Claim Notice (the “Objection Period”) by delivery of a written notice of objection containing a reasonably detailed description of the facts and circumstances supporting an objection to the applicable Claim (an “Objection Notice”), such failure to so object shall be an irrevocable acknowledgment by the Entitled Holders’ Agent on behalf of the Indemnifying Parties (or the applicable Indemnifying Party) that the Indemnified Party is entitled to the full amount of the claim for Damages set forth in such Claim Notice, and such Indemnified Party shall be entitled to recover in accordance with Section 7.5(e).

(c)In the event that the Entitled Holders’ Agent (or in the event that indemnification is being sought hereunder directly from an Indemnifying Party, such Indemnifying Party) shall deliver an Objection Notice within the Objection Period, the Entitled Holders’ Agent (or such objecting Indemnifying Party) and Buyer shall attempt in good faith to agree upon the rights of the respective parties with respect to the applicable Claim within the thirty (30) day period following delivery of such Objection Notice (the “Dispute Period”).  If the Entitled Holders’ Agent (or such objecting Indemnifying Party) and Buyer should so agree, the Indemnified Parties shall be entitled to recover the agreed upon amount of Damages in accordance with Section 7.5(e).

(d)If no agreement can be reached with respect to the amount of Damages with respect to a Claim after good faith negotiation and prior to the end of the Dispute Period:

(i)With respect to any portion thereof to which the parties do not dispute, the Indemnified Parties shall be entitled to recover such undisputed amount of Damages in accordance with Section 7.5(e); and

(ii)With respect to any portion thereof to which the parties continue to dispute, such dispute shall be resolved in accordance with the terms of this Agreement.

(e)In the event any Damages become payable to an Indemnified Party pursuant to this Article VII, subject to the limitations set forth in Section 7.3, such Damages shall be recovered as follows:

(i)First, by recovery from the Escrow Fund, in which case Buyer and the Entitled Holders’ Agent shall promptly cause the Escrow Agent to release from the Escrow Fund cash equal to the amount owed to such Indemnified Party, or such lesser amount remaining in the Escrow Fund;

(ii)Second, should recovery pursuant to Section 7.5(e)(i) above, if any, be insufficient to satisfy the amount owed to an Indemnified Party in accordance with this Section 7.5, the remaining amount shall be set off from any Earnout Consideration pursuant to Section 7.7;

(iii)Third, should recovery pursuant to Section 7.5(e)(i) and Section 7.5(e)(ii) above, if any, be insufficient to satisfy the amount owed to an Indemnified Party in accordance with this Section 7.5, then the Entitled Holders’ Agent shall, within ten (10) Business Days following the date such Damages became payable, pay to such Indemnified Party such remaining amount owed to such Indemnified Party from the Entitled Holders’ Agent Expense Fund;

(iv)Lastly, should recovery pursuant to Section 7.5(e)(i), Section 7.5(e)(ii) and Section 7.5(e)(iii) above, if any, be insufficient to satisfy the remaining amount owed to an Indemnified Party in accordance with this Section 7.5, then each Indemnifying Party shall, within ten (10) Business Days following the date such Damages became payable, pay to such Indemnified Party such Indemnifying Party’s Proportionate Share of such remaining amount owed to such Indemnified Party.

Section 7.6Defense of Third-Party Claims

(a)Promptly after Buyer or the Surviving Corporation receives notice of any actual or possible claim, demand, suit, action, arbitration, investigation, inquiry or proceeding that has been or may be brought or asserted by a third party against any Indemnified Parties and that may give rise to an indemnification claim by any Indemnified Parties under this Article VII (any such actual or possible claim, demand, suit, action, arbitration, investigation, inquiry or proceeding by a third-party being referred to as a “Third-Party Claim”), Buyer shall deliver to the Entitled Holders’ Agent a written notice stating the nature and basis of such Third-Party Claim and the dollar amount of such Third-Party Claim, to the extent known.  The failure to give prompt written notice will not affect any Indemnified Party’s right to indemnification under this Article VII, except to the extent the Entitled Holders’ Agent, on behalf of the Entitled Holders, has been prejudiced as a result of such failure.

(b)The Indemnified Party will be entitled to assume control of the defense of any Third-Party Claim and may appoint as lead counsel of such defense any legal counsel selected by the Indemnified Party and reasonably acceptable to Entitled Holders’ Agent.  The Indemnified Party will have the right to settle, compromise or defend such claim, provided that in conducting such defense, settlement and compromise:  (i) the Indemnified Party will cause its counsel to consult with the Entitled Holders’ Agent (or, in the event indemnification is being sought hereunder directly from an Indemnifying Party, such Indemnifying Party) and, if applicable, its counsel, and keep them fully advised of the progress of the defense, settlement and compromise, and (ii) subject to Section 7.6(c), any settlement shall require the consent of the Entitled Holders’ Agent (or the applicable Indemnifying Party), which consent will not be unreasonably withheld, conditioned, or delayed.

(c)Notwithstanding the foregoing, the Indemnified Party may pay or settle any claim (other than a Specified Claim) at any time without the consent of the Entitled Holders’ Agent (or the applicable Indemnifying Party), provided that the Indemnified Party shall only be entitled to recover the reasonable amount of settlement for any such settlements, and provided further that such settlement (i) includes an unconditional release of each Indemnified Party, the Entitled Holders’ Agent and the Indemnifying Parties from all liability on claims that are the subject matter of such Third-Party Claim and (ii) does not include an admission of fault or culpability or a failure to act by or on behalf of the Indemnified Party, the Entitled Holders’ Agent or any Indemnifying Parties.

(d)The Entitled Holders’ Agent (or, in the event indemnification is being sought hereunder directly from an Indemnifying Party, such Indemnifying Party) will be entitled to participate in the defense, settlement and compromise of a Third-Party Claim, and such Indemnified Party will cause its counsel to consult with the Entitled Holders’ Agent’s (or applicable Indemnifying Party’s) and, if applicable, its counsel, and keep them fully advised of the progress of the defense, settlement and compromise, and the Entitled Holders’ Agent’s (or applicable Indemnifying Party’s) will be entitled to employ counsel of its choice for such purpose; provided, however, that such employment will be at the Entitled Holders’ Agent’s (or applicable Indemnifying Party’s) own expense, other than as set forth in Section 7.6(f).

(e)Notwithstanding the foregoing, prior to the receipt of any written communication after the date hereof from a third party of any actual or possible claim, demand, suit, action, arbitration, investigation, inquiry or proceeding that has been or may be brought or asserted by such third party against any Indemnified Party or any Seller Agent arising out of or relating to Section 7.2(a)(ii) or Section 7.2(m), none of the Indemnified Parties, on the one hand, or Seller Agents, on the other hand, shall initiate any communication, solicit or otherwise engage with such third party concerning any such matters without the mutual consent of Buyer and the Entitled Holders’ Agent.

(f)Notwithstanding the foregoing, in the event of a Third-Party Claim arising out of or relating to Section 7.2(a)(ii) or Section 7.2(m) (a “Specified Claim”), the terms and conditions set forth in Schedule 7.6(f) shall apply.

Section 7.7Setoff Against Earnout Consideration

Subject to the limitations set forth in Section 7.3, in the event any Earnout Consideration would otherwise become payable following the time a Claim Notice has been delivered pursuant to Section 7.5, such Earnout Consideration shall be reduced dollar-for-dollar by the amount of Damages set forth in such Claim Notice (the “Setoff Amount”), and if the Setoff Amount is greater than such Earnout Consideration, any Earnout Consideration that would otherwise become due following such time shall also be reduced dollar-for-dollar until and to the extent the aggregate Earnout Consideration that would have become due has been reduced, in the aggregate, by an amount equal to the Setoff Amount. In the event all Claims with respect to which Earnout Consideration was reduced pursuant to this Section 7.7 are finally resolved for an amount in the aggregate that is less than the total Setoff Amounts, then Buyer shall deposit such difference (the “Setoff Repayment”) with the Paying Agent and shall cause the Paying Agent to promptly disburse the Setoff Repayment to the Entitled Holders’ Agent Expense Fund.  Notwithstanding the foregoing, the aggregate amount that any Earnout Payment may be reduced pursuant to this Section 7.7 shall be limited to eighty percent (80%) of the amount of such Earnout Payment, and any Setoff Amount remaining that is not otherwise recovered by the Indemnified Parties shall be recoverable from subsequent Earnout Payments, if any.

Section 7.8Entitled Holders’ Agent

(a)Gregory J. Kapust is hereby constituted to act as the Entitled Holders’ Agent for each of the Entitled Holders, as each of such Entitled Holder’s agent and attorney-in-fact for the Entitled Holders and their successors and assigns, for all purposes under this Agreement, the Escrow Agreement, and the Paying Agent Agreement, and the Entitled Holders’ Agent, by its signature to this Agreement, agrees to serve in such capacity.  In its capacity as Entitled Holders’ Agent, the Entitled Holders’ Agent shall have the power and authority to take such actions on behalf of each Entitled Holder as the Entitled Holders’ Agent, in its sole judgment, may deem to be in the best interests of the Entitled Holders or otherwise appropriate on all matters related to or arising from this Agreement, the Escrow Agreement, and the Paying Agent Agreement.  Such powers shall include: (i) to give and receive notices and communications with respect to the Entitled Holders’ indemnification obligations under Article VII; (ii) to authorize payments to Indemnified Parties from the Escrow Fund; (iii) to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, to take any action, make and deliver any certificate, notice, consent or instrument required or permitted to be made or delivered under the Escrow Agreement and waive any requirements of the Escrow Agreement, including authority to collect and pay funds and dispute, settle, compromise and make all claims; (iv) to take all actions necessary or appropriate to effect the indemnity of the Seller Agents by the Entitled Holders’ Agent Expense Fund in accordance with Section 7.9; (v) to receive, on behalf of the Entitled Holders, any distribution from the Escrow or any Earnout Payment; (vi) to distribute, at the discretion of the Entitled Holders’ Agent, all or any portion of the Entitled Holders’ Agent Expense Fund, provided that all such distributions are made pursuant to the Entitled Holders’ Proportionate Share with respect to such distribution; and (vii) to take all actions necessary or appropriate in the judgment of the Entitled Holders’ Agent for the accomplishment of any or all of the foregoing.

(b)No bond shall be required of the Entitled Holders’ Agent, and the Entitled Holders’ Agent shall receive no compensation for his services.  Notices or communications to or from the Entitled Holders’ Agent shall constitute notice to or from each of the Entitled Holders.

(c)The Entitled Holders’ Agent shall not be liable for any act done or omitted hereunder as Entitled Holders’ Agent while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith and reasonableness.  The Entitled Holders shall severally indemnify the Entitled Holders’ Agent on the basis of their respective Proportionate Share and hold the Entitled Holders’ Agent harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Entitled Holders’ Agent and arising out of or in connection with the acceptance or administration of his duties hereunder.

(d)A decision, act, consent or instruction of the Entitled Holders’ Agent shall constitute an irrevocable decision of all of the Entitled Holders and shall be final, binding and conclusive upon each and every Entitled Holder, and Buyer, Merger Sub, the Company and the Surviving Corporation may rely upon any decision, act, consent or instruction of the Entitled Holders’ Agent as being the decision, act, consent or instruction of each and every Entitled Holder.  Each of Buyer, Merger Sub, the Company and the Surviving Corporation is hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Entitled Holders’ Agent.

(e)Notwithstanding anything to the contrary herein, any distributions, releases, disbursements or deposits made by, or caused to be made by, Buyer to the Entitled Holders’ Agent Expense Fund in accordance with the terms and conditions of this Agreement (including, without limitation, Section 1.11(d), Section 7.4(a) and Section 7.7) shall be treated, for all purposes hereunder, as if Buyer had made such distributions, releases, disbursements and deposits directly to the Entitled Holders, and Buyer shall have no further liability to the Entitled Holders’ Agent or any Entitled Holders with respect to such distributions, releases, disbursements or deposits.

Section 7.9Indemnification of Seller Agents by Entitled Holders.

  The Entitled Holders shall severally indemnify and defend each Seller Agent and their (as applicable) respective officers, directors, agents, employees, members, managers, spouses, assigns and heirs and hold harmless each Seller Agent and their (as applicable) respective officers, directors, agents, employees, members, managers, spouses, assigns and heirs from and against any and all Damages (other than judgments) arising out of or relating to any claim that is not a Related Proceeding. The Entitled Holders’ Agent shall pay any and all such indemnifiable Damages incurred by or on behalf of each Seller Agent from the Entitled Holders’ Agent Expense Fund (if any) within five (5) days after the receipt by Entitled Holders’ Agent of a statement or statements requesting such payment from time to time, whether prior to or after final disposition of any Related Proceeding.

Section 7.10IP Knowledge Scrape.

  Notwithstanding anything to the contrary in this Agreement or the IP Acquisition Agreement, for all purposes under this Article VII, (a) any qualification as to the Company’s Knowledge in Section 2.13(i) shall be disregarded and Section 2.13(i) shall be read without such qualifications, and (b) any qualification as to Silverbow’s knowledge in Section 3h of the IP Acquisition Agreement shall be disregarded and Section 3h of the IP Acquisition Agreement shall be read without such qualifications.

Section 7.11Exclusive Monetary Remedy.

  Except in the case of Fraud or as set forth in Section 8.10, from and after the Closing, the indemnification provided in this Article VII, subject to the limitations herein, shall be the sole and exclusive monetary remedy of the Indemnified Parties against the Entitled Holders for any and all liability arising out of, under or in connection with this Agreement (including any breaches of any Company representations and warranties provided in this Agreement) or in connection with the Merger.

Section 7.12Tax Treatment.

  All indemnification payments pursuant to this Article VII shall be treated as an adjustment to the Stockholder Merger Consideration or the Earnout Consideration, as applicable, for Tax purposes unless otherwise required by applicable Law.

Article VIII

GENERAL PROVISIONS

Section 8.1Expenses

. Whether or not the Merger is consummated, all costs and expenses arising out of, relating to or incidental to the discussion, evaluation, negotiation and documentation of this Agreement and the transactions contemplated hereby and thereby (including reasonable fees and expenses of legal counsel and financial advisors and accountants, if any) (in the aggregate, “Transaction Expenses”), shall be paid by the party incurring such expense.  Without limiting or expanding the foregoing, the Company shall be responsible for all fees and expenses incurred by or on behalf of the Company (and whether paid prior to, at or after the Effective Time) in connection with this Agreement, the Merger and the other transactions contemplated hereby, including (without duplication) (i) all legal, accounting, financial advisory, consulting, finders and all other fees and expenses of third parties incurred by the Company in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, including costs incurred in connection with the Tail Policy; (ii) any termination, pre-payment, balloon or similar fees or payments (including penalties) of the Company on account of outstanding Indebtedness of the Company, or resulting from the early termination of Contracts, resulting from, or in connection with, the transactions contemplated hereby (it being understood that this clause (ii) shall not include any amounts included in Closing

Date Company Indebtedness); (iii) any bonus, commission, or other incentive compensation payment or other obligation of any kind payable or owed by the Company to service providers of the Company arising out of or in connection with the transaction and any severance or change-in-control payments or other obligations (including payments with either “single-trigger” or “double-trigger” provisions) of the Company to Employees resulting from, or in connection with, the transactions contemplated hereby, but excluding any such payment that is triggered by subsequent termination of employment by Buyer; (iv) all vacation and/or paid time off that has been accrued but unused by any Employee that remains unpaid as of the Closing; (v) any payments in connection with any change in control obligations resulting from or in connection with the Merger or any of the transactions contemplated by this Agreement, or any payment or consideration arising under or in relation to obtaining any consents, waivers or approvals of any party under any Contract of the Company or as are required in connection with the Merger for any such Contract to remain in full force and effect following the Closing or resulting from agreed-upon modification or early termination of any such Contract, all of which shall be subject to Buyer’s approval; (vi) any Transaction Payroll Taxes; and (vii) any fees or expenses associated with making any material filings, transferring any material permits or licenses or obtaining the release and termination of any liens or encumbrances, in each case, in connection with the Merger.

Section 8.2Attorney-Client Privilege; Waiver of Conflicts

(a)The parties to this Agreement each acknowledge and agree that (a) all communications between Dorsey & Whitney LLP, Shartsis Friese LLP or Artegis Law Group (collectively, “Company Counsel”), on the one hand, and the Company or any of its representatives, on the other hand, and (b) privileged work product of Company Counsel, in each case of clauses (a) and (b), made or produced before the consummation of the Closing in connection with this Agreement, the transactions contemplated hereby or any other matter, which immediately before the Closing would be deemed to be an attorney-client privileged communications and would not be subject to compelled disclosure to Buyer as a result of such communication being an attorney-client privileged communication or otherwise privileged in nature (“Relevant Privileged Materials”), shall continue after the Closing to be attorney-client privileged communications of the Surviving Corporation with Company Counsel or otherwise privileged in nature, as applicable, and, in no event, shall any Entitled Holder, the Entitled Holders’ Agent, any of their respective Affiliates, or any representative of the foregoing take any action that may waive or otherwise jeopardize the attorney-client privilege or other privilege attaching to the Relevant Privileged Materials. Neither Buyer nor its Affiliate (including the Surviving Corporation) shall seek to admit into evidence any of the Relevant Privileged Materials in connection with any dispute concerning this Agreement or the transactions contemplated hereby, including in respect of any indemnification claims, between any Entitled Holder or the Entitled Holders’ Agent, on the one hand, and Buyer or any of its Affiliates (including the Surviving Corporation), on the other hand, by any process on the grounds that the attorney-client privilege or other privilege attaching to such Relevant Privileged Materials belongs to Buyer or any of its Affiliates (including the Surviving Corporation). Notwithstanding the foregoing, and for the avoidance of doubt, (i) the immediately preceding sentence in this Section 8.2(a) shall not be applicable with respect to Relevant Privileged Materials to the extent the same does not concern or otherwise relate to this Agreement or the transactions contemplated hereby, and (ii) this Section 8.2(a) shall not limit any claim for fraud by any Person.

(b)Each party to this Agreement hereby acknowledges and agrees that (i) at the Closing the attorney-client relationship between Company Counsel and the Company with respect to the negotiation and Closing of this Agreement and the Transaction Documents shall terminate and (ii) Company Counsel in the future may represent the Entitled Holders’ Agent and any of the Entitled Holders (and any of their respective heirs, executors, administrators, Affiliates, successors and assigns) (collectively, the “Seller Parties”) in any matter, including any dispute, negotiation, controversy, arbitration or litigation which may arise between any Seller Party(ies) on the one hand, and Buyer, Merger Sub, the Company or the Surviving Corporation (and any of their respective Affiliates, successors and assigns) (collectively, the “Buyer Entities”), on the other hand, with respect to this Agreement and the transactions contemplated hereby, even if such matters are directly adverse to the Company and each of the other Buyer Entities, and each of the Company and the other Buyer Entities hereby consents to such representation. Company Counsel will not be required to notify the Company or any other Buyer Entity of any such representation as it arises.  In connection with any such representation by Company Counsel of any one or more of the Seller Parties in any matter in which the Buyer Entities are adverse, the Company and each other Buyer Entity hereby waives any duty of confidentiality or attorney-client privilege which may have arisen as a result of Company Counsel’s representation of the Company.  The Company and each other Buyer Entity understands that it is being asked now to waive future conflicts as described above without specific knowledge as to the specifics of those conflicts because the waiver pertains to future facts and events.  This consent and waiver is intended to be for the benefit of Company Counsel and effective in all jurisdictions in which Company Counsel practices, and to extend to any rights conferred on the Company or any other Buyer Entity by the professional rules of conduct of any such jurisdiction and any other statute, rule, decision or common law principle relating to conflicts of interest that may otherwise be applicable.

Section 8.3Notices

. All notices and other communications hereunder shall be in writing and shall be deemed received (a) on the date of delivery if delivered personally and/or by messenger service, (b) on the date of confirmation of receipt of transmission by facsimile (or, the first Business Day following such receipt if (i) the date is not a Business Day or (ii) confirmation of receipt is given after 5:00 p.m., Pacific Time), or (c) on the date of confirmation of receipt if delivered by a nationally recognized courier service (or, the first Business Day following such receipt if (i) the date is not a Business Day or (ii) confirmation of receipt is given after 5:00 p.m., Eastern Time), to the parties at the following address or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):

if to Buyer, Merger Sub or the Surviving Corporation, to:

Inogen, Inc.

326 Bollay Drive

Goleta, CA 93117

Attention: Ali Bauerlein

with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati, P.C.

12235 El Camino Real

San Diego, CA 92130

Attention: Martin Waters & Zachary Myers

Facsimile No.:  (858) 350-2399

with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza

Spear Tower, Suite 3300

San Francisco, CA 94105

Attention:  Derek Liu

Facsimile No.:  (415) 947-2099

if to the Entitled Holders’ Agent, to:

Gregory J. Kapust

2400 Camino Ramon

Suite 365

San Ramon, CA 94583

with a copy to (which shall not constitute notice):

Dorsey & Whitney LLP

305 Lytton Avenue

Palo Alto, CA  94301

Attention:  Evan Ng, Esq.

Facsimile No.:(650) 644‑0291

if to the Company prior to the Closing, to:

New Aera, Inc.

2400 Camino Ramon

Suite 365

San Ramon, CA 94583

Attention: Gregory J. Kapust

with a copy to (which shall not constitute notice):

Dorsey & Whitney LLP

305 Lytton Avenue

Palo Alto, CA  94301

Attention:  Evan Ng, Esq.

Facsimile No.:(650) 644‑0291

Section 8.4Interpretation

. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated.  The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”  The phrase “made available” in this Agreement means that the information referred to has been made available if requested by the party to whom such information is to be made available.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.5Counterparts

. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 8.6Entire Agreement; Nonassignability; Parties in Interest

. This Agreement and the certificates, documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, the Schedules, including the Company Disclosure Schedules (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, (b) except by operation of the Merger, shall not be assigned by operation of law or otherwise except as otherwise specifically provided, and (c) shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.  Except with respect to the right to receive payments by Entitled Holders in accordance with the terms of this Agreement and the Indemnified Party’s rights to indemnification, nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person or entity not a party to this Agreement.

Section 8.7Severability

. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.  The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 8.8Governing Law; Jurisdiction; Venue

. This Agreement shall be governed by and construed in accordance with the Laws of the State of California without reference to such state’s principles of conflicts of law.  Each of the parties hereto irrevocably and unconditionally consents hereby to submit to the exclusive jurisdiction of the state and federal courts of the United States, located in Santa Clara County, California (the “California Courts”) for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the California Courts and agrees not to plead or claim in any California Court that such litigation brought therein has been brought in any inconvenient forum.  Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any California Court.  Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 8.3 shall be deemed effective service of process on such party.

Section 8.9Rules of Construction

. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 8.10Specific Performance

. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

Section 8.11Descriptive Headings

. The descriptive headings herein are inserted for convenience only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 8.12Force Majeure

. No party shall be deemed to fail to perform its obligations or respond to any notice on a timely basis if its failure results solely from the following causes beyond its reasonable control, specifically: war, terrorism, strikes, natural disaster or acts of God.  Any delay resulting directly from any of said causes shall extend accordingly the time to perform or respond by the length of the delay.  For avoidance of doubt, the foregoing shall in no event relieve any party of its obligations hereunder or permit a party to fail to respond to notice beyond the extension described in the preceding sentence.

[Signature page follows]

IN WITNESS WHEREOF, the Company, Buyer, Merger Sub and the Entitled Holders’ Agent have executed and delivered this Agreement or have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

BUYER

By:	/s/ Alison Bauerlein
Name:	Alison Bauerlein
Title:	Executive Vice President, Finance & Chief Financial Officer

MERGER SUB

By:	/s/ Alison Bauerlein
Name:	Alison Bauerlein
Title:	Secretary

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

IN WITNESS WHEREOF, the Company, Buyer, Merger Sub and the Entitled Holders’ Agent have executed and delivered this Agreement or have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

COMPANY

By:	/s/ Gregory J. Kapust
Name:	Gregory J. Kapust
Title:	Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

IN WITNESS WHEREOF, the Company, Buyer, Merger Sub and the Entitled Holders’ Agent have executed and delivered this Agreement or have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

Gregory J. Kapust, solely in his capacity as the Entitled Holders’ Agent
/s/ Gregory J. Kapust
Gregory J. Kapust

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

APPENDIX A

As used in the Agreement, the terms below shall have the following meanings.  Any of such terms, unless the context otherwise requires, may be used in the singular or plural, depending upon the reference.

“Adjusted Diluted Share Number” means, as of any applicable date, the number of shares of Company Common Stock outstanding as of such date (without giving effect to the transactions contemplated by this Agreement) and assuming for this purpose the exercise in full of all In-The-Money Company Options issued and outstanding immediately prior to the Effective Time and outstanding as of such date and giving effect to any expiration or termination of such Company Options in accordance with their original terms.

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with, such Person.  For purposes of this definition, “control” (including, with correlative meaning, the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person through the ownership of such Person’s voting securities, by Contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Annual Financial Statements” means the unaudited balance sheets of the Company as of the end of December 31, 2016, December 31, 2017 and December 31, 2018, together with the related statements of income, stockholders’ equity and cash flows for the years then ended, including the notes thereto.

“Audit” means any audit, assessment of Taxes, other examination by any Tax Authority, or any administrative or judicial proceeding or appeal of such proceeding relating to Taxes.

“Basket” has the meaning set forth in Section 7.3(a).

“Business Associate Agreement” has the meaning set forth in Section 2.24(e).

“Business Day” means any day that is not a Saturday, Sunday, or other day on which a significant number of federal (United States) agencies are closed.

“Buyer” has the meaning set forth in the preamble.

“Buyer Entities” has the meaning set forth in Section 8.2(a).

“California Courts” has the meaning set forth in Section 8.8.

“CCC” means the California Corporations Code.

“Certificate of Merger” means the Certificate of Merger attached as Exhibit B.

“Change in Control” means, with respect to any entity, one or more of the following: (a) the consummation of any transaction or series of transactions in which a Person or a group of Persons, other than an Affiliate of such entity, acquires equity securities of such entity representing more than 50% of the ordinary voting power to elect directors of such entity; or (b) the sale, transfer or other disposition of all or substantially all of the assets of such entity in a single transaction or a series of transactions and whether by merger, purchase of assets, recapitalization or otherwise to any Person or Persons other than an Affiliate of such entity.

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Closing Date Company Cash” means the Company’s unrestricted cash and cash equivalents as of immediately prior to the Closing, but shall be reduced by the amount of any uncleared checks and overdrafts, deposits in transit and deposits in bank accounts located outside the United States.

“Closing Date Company Indebtedness” means Indebtedness owed to the Company Creditors as of immediately prior to the Closing.

“Closing Option Payment” means an amount equal to the excess of (i) the product of (A) the Per Share Closing Payment multiplied by (B) the number of shares of Company Common Stock subject to In-the-Money Company Options held by such holder immediately prior to the Effective Time over (ii) the aggregate exercise price of all such In-the-Money Company Options held by such holder immediately prior to the Effective Time.

“Closing Statement” has the meaning set forth in Section 1.8(d).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the preamble.

“Company Authorizations” has the meaning set forth in Section 2.11.

“Company Bylaws” means the Bylaws of the Company as amended and amended and restated from time to time as in effect on the date hereof.

“Company Capital Stock” means all shares of Company Common Stock, Company Series A-1 Preferred Stock, Company Series A-2 Preferred Stock, Company Series B-1 Preferred Stock, Company Series B-2 Preferred Stock, and Company Series B-3 Preferred Stock.

“Company Certificate” means a certificate or certificates representing shares of Company Capital Stock.

“Company Charter” means the Certificate of Incorporation of the Company, as amended and amended and restated from time to time as in effect on the date hereof.

“Company Common Stock” means the Company’s Common Stock, $0.0001 par value per share.

“Company Creditors” mean the holders of any debt or other obligations of the Company included in the Indebtedness.

“Company Disclosure Schedules” has the meaning set forth in Article II.

“Company Employee Plans” means any plan, program, policy, practice, contract, agreement or other arrangement providing for severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, bonuses, commissions, fringe benefits or other employee benefits of any kind, whether written or unwritten, funded or unfunded, including without limitation, each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which (a) is currently maintained, contributed to, or required to be contributed to, by the Company or any ERISA Affiliate for the benefit of any Employee, or (b) the Company has or may have any liability or obligation.

“Company Indemnitees” has the meaning set forth in Section 4.14(a).

“Company Intellectual Property” means all Intellectual Property that is, in whole or in part, owned (or purported to be owned) by or licensed to the Company or any of its Affiliates, or otherwise used or held for use in or necessary for the conduct of the business of the Company.  For all purposes of this Agreement, including Section 1.11 and Article II of this Agreement, the Company Intellectual Property shall be deemed to include the Silverbow Patent Rights, as defined in the IP Acquisition Agreement.

“Company Option” means any option to purchase shares of Company Capital Stock or any other equity securities of the Company granted under any stock option plan, program or agreement maintained by the Company or to which the Company is a party.

“Company Owned Intellectual Property” means any Company Intellectual Property (including all of the intellectual property set forth in Section 2.13(b) of the Company Disclosure Schedules (including the development, manufacture, use, offer for sale, sale and other exploitation of Company Products)), which is owned (or purported to be owned) by the Company.

“Company Preferred Stock” means the Company Series A-1 Preferred Stock, the Company’s Series A-2 Preferred Stock, the Company Series B-1 Preferred Stock, the Company Series B-2 Preferred Stock, and the Company Series B-3 Preferred Stock.

“Company IT Assets” has the meaning set forth in Section 2.13(g).

“Company Products” has the meaning set forth in Section 2.13(a).

“Company Series A-1 Preferred Stock” means the Company’s Series A-1 Preferred Stock, $0.0001 par value per share.

“Company Series A-2 Preferred Stock” means the Company’s Series A-2 Preferred Stock, $0.0001 par value per share.

“Company Series B-1 Preferred Stock” means the Company’s Series B-1 Preferred Stock, $0.0001 par value per share.

“Company Series B-2 Preferred Stock” means the Company’s Series B-2 Preferred Stock, $0.0001 par value per share.

“Company Series B-3 Preferred Stock” means the Company’s Series B-3 Preferred Stock, $0.0001 par value per share.

“Company Software” has the meaning set forth in Section 2.13(f).

“Company Stockholders” means the holders of Company Capital Stock as of immediately prior to the Effective Time.

“Confidentiality Agreement” has the meaning set forth in Section 4.10(b).

“Continuing Employees” has the meaning set forth in Section 4.11.

“Contract” means any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, warranty, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, whether express or implied.

“Damages” has the meaning set forth in Section 7.2.

“Delaware Law” means the Laws of the State of Delaware.

“DGCL” has the meaning set forth in the recitals.

“Dissenting Shares” has the meaning set forth in Section 1.8(e).

“Dollars” or “$” means the lawful currency of the United States of America.

“Effective Time” has the meaning set forth in Section 1.3.

“Employee” means any current or former or retired employee, consultant or director of the Company or any Subsidiary.  For the avoidance of doubt, nothing in this Agreement shall be deemed to give any Person any claim to be treated as an employee of the Company.

“Employee Agreement” means each written employment, severance, consulting, relocation, or other agreements or contract between the Company or any Subsidiary and any Employee under which the Company or any Subsidiary has a material obligation (other than those agreements, contracts or understandings that are terminable by the Company or any ERISA Affiliate on no more than ninety (90) days’ notice without liability or financial obligation to the Company or any ERISA Affiliate).

“Entitled Holders” means the Company Stockholders and holders of In-the-Money Company Options.

“Entitled Holders’ Agent” has the meaning set forth in the preamble.

“Entitled Holders’ Agent Expense Amount” means $1,000,000.

“Entitled Holders’ Agent Expense Fund” has the meaning set forth in Section 1.7(c).

“Environmental Laws” means all federal, state, local and foreign laws, regulations, ordinances, requirements of governmental authorities, and common law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata, and natural resources), including Laws relating to (i) emissions, discharges, releases or threatened releases of, or exposure to, Hazardous Materials, (ii) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, (iii) recordkeeping, notification, disclosure and reporting requirements regarding Hazardous Materials, and (iv) endangered or threatened species of fish, wildlife and plant and the management or use of natural resources.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each Subsidiary of the Company and any other individual or entity controlling, controlled by or under common control with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder.

“Escrow” has the meaning set forth in Section 7.4.

“Escrow Agent” has the meaning set forth in Section 1.7(b).

“Escrow Agreement” means the form of Escrow Agreement attached as Exhibit C.

“Escrow Fund” has the meaning set forth in Section 1.7(b).

“Escrow Period” has the meaning set forth in Section 7.4.

“Expiration Date” has the meaning set forth in Section 7.1.

“FDA” means the United States Food and Drug Administration and any successor thereto.

“FDA Laws” means all applicable statutes, rules, regulations, standards, guidelines, policies and orders administered or issued by FDA or any comparable Governmental Entity.

“Federal Health Care Program” has the meaning specified in Section 1128B(f) of the SSA and includes the Medicare, Medicaid and TRICARE programs.

“Federal Health Care Program Laws” has the meaning set forth in Section 2.24(c).

“Federal Privacy and Security Regulations” means the regulations contained in 45 C.F.R. Parts 160 and 164.

“Final Date” has the meaning set forth in Section 6.1(b).

“Financial Statements” means the Annual Financial Statements and the Interim Financial Statements.

“FIRPTA Certificate” means the form of FIRPTA Certificate attached as Exhibit J.

“Fraud” has the meaning set forth in Section 7.1.

“Fundamental Reps” has the meaning set forth in Section 7.1.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authorization” means any approval, consent, license, permit, waiver, registration or other authorization issued, granted, given, made available or otherwise required by any Governmental Entity or pursuant to Law.

“Governmental Entity” means any arbitrator, court, agency, commission, tribunal, nation, government, any state or other political subdivision thereof and any entity exercising or entitled to exercise executive, legislative, judicial, regulatory, taxing or administrative power or authority of any nature whatsoever, in each case, whether foreign or domestic.

“Hazardous Materials” means any dangerous, toxic or hazardous pollutant, contaminant, chemical, waste, material or substance as defined in or governed by any Law relating to such substance or otherwise relating to the environment or human health or safety.

“HIPAA” means the administrative simplification provisions of the Health Insurance Portability and Accountability Act of 1996, as codified at 42 U.S.C. §§ 1320d through d-8.

“Inbound Intellectual Property Licenses” has the meaning set forth in Section 2.13(e).

“Indebtedness” means (i) all liabilities of such Person for borrowed money, whether current or funded, secured or unsecured, all obligations evidenced by bonds, debentures, notes or similar instruments, including all financial instruments classified as debt, whether revolving (e.g. credit card debt), short- or long-term, as well as any quasi-debt items and all liabilities in respect of mandatorily redeemable or purchasable share capital or securities convertible into share capital; (ii) all liabilities of such Person for the deferred purchase price of property or services, which are required to be classified and accounted for under GAAP as liabilities; (iii) all liabilities of such Person in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which are, and to the extent, required to be classified and accounted for under GAAP as capital leases; (iv) all liabilities of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in clauses (i), (ii) or (iii) above to the extent of the obligation secured; (v) all guarantees by such Person of any liabilities of a third party of a nature similar to the types of liabilities described in clauses (i), (ii), (iii) or (iv) above, to the extent of the obligation guaranteed, (vi) all penalties or premiums that will be associated with the full repayment and retirement of such Indebtedness (whether prior to or following the Closing), (vii) all deferred revenue obligations and (viii) all liabilities for Taxes as of the Closing, whether or not such liabilities for Taxes would be then due, other than Transaction Payroll Taxes.

“Indemnified Party” or “Indemnified Parties” has the meaning set forth in Section 7.2.

“Indemnified Taxes” means (A) all Taxes of the Company attributable to any taxable period ending on or prior to the Closing Date, (B) all Taxes of the Company arising as a result of the Company being (or ceasing to be), on or prior to the Closing Date, a member of an affiliated, combined, consolidated or unified group pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as transferee or successor, by Contract or otherwise, in each case, which relates to a transaction or event occurring on or before the Closing Date, and (C) all Taxes of the Company resulting from the transactions contemplated hereby, including any Transaction Payroll Taxes, and any Transfer Taxes allocated to the Entitled Holders pursuant to Section 4.7(b), provided, Indemnified Taxes shall not include any Taxes that are taken into account in the calculation of Unpaid Transaction Expenses.

“Indemnifying Party” or “Indemnifying Parties” has the meaning set forth in Section 7.2.

“Intellectual Property” means all intellectual property (including intellectual property embodied in or otherwise relating to Company Products) and associated intellectual property rights or proprietary rights of any type throughout the world, including: (a) useful processes, machines, articles of manufacture, compositions of matter, and improvements thereof, including all associated patents, patent applications and other proprietary rights regarding inventions (whether patentable or unpatentable or reduced to practice), invention disclosures, mask works, designs, discoveries, ideas, developments, data, and software, (b) trademarks, service marks, and trade names and applications therefor, and all goodwill associated therewith; (c) writings, images, expressive works and other works of authorship, and associated copyrights and applications therefor; (d) Software and associated intellectual property rights; (e) databases, and compilations of data, including sui generis rights in databases, and all rights therein; (f) Internet domain names, uniform resource locators (URLs), and any other addresses for use on the Internet, mobile devise, or other computer network or communication system, as well as all social media accounts, handles, identities, and registrations, and applications therefor and registrations related thereto; (g) trade secrets, know-how and other confidential information, including procedures, techniques, manufacturing processes, specifications, algorithms, plans, training materials, workflows, supplier information, customer information, market studies and analyses, regulatory plans, applications, permits and licenses, and all associated statutory and other legal rights; (h) shop rights; (i) rights of publicity and privacy, rights to personal information and moral rights; (j) all rights to any of the foregoing including all rights provided in international treaties and convention rights; (k) the right and power to assert, defend and recover title to any of the foregoing; (l) all rights to assert, sue, defend, and recover and retain damages, costs and attorneys’ fees for past, present and future infringement and any other rights relating to any of the foregoing; (m) all copies and tangible embodiments of any of the foregoing and all rights to any documentation evidencing, concerning or related to any of the foregoing; and (n) all administrative rights arising from the foregoing, including the right to prosecute applications and oppose, interfere with or challenge the applications of others, the rights to obtain renewals, continuations, divisions and extensions of legal protection pertaining to any of the foregoing.

“Intellectual Property Licenses” has the meaning set forth in Section 2.13(e).

“Interim Balance Sheet” means the unaudited balance sheet of the Company as of May 31, 2019, including the notes thereto.

“Interim Financial Statements” means the Interim Balance Sheet and the related statements of income, stockholders’ equity and cash flows of the Company for the five (5) months ended May 31, 2019, including the notes thereto.

“In-the-Money Company Option” has the meaning set forth in Section 1.8(f)(ii).

“IP Acquisition Agreement” means the form of Intellectual Property Acquisition Agreement attached as Exhibit L.

“IRS” means the Internal Revenue Service.

“Key Employee” means Todd Allum.

“Knowledge” means (i) with respect to any natural person, the actual knowledge of such Person, (ii) with respect to the Company, the knowledge of any of Gregory J. Kapust, Robert Ameo, Ph.D., and Todd Allum, or (iii) with respect to Buyer or Merger Sub, the knowledge of Scott Wilkinson and Ali Bauerlein; provided, that, with respect to the foregoing clauses (ii) and (iii), such individuals will be deemed to have knowledge of a particular fact, circumstance, event or other matter if such individual would have had knowledge of such fact, circumstance, event or other matter had he or she made reasonable due inquiry of all of such individuals’ direct reports.

“Law” or “Laws” means all statutes, laws, codes, ordinances, regulations, rules, orders, judgments, writs, injunctions, acts, guidelines, policies, directions or decrees of any Governmental Entity, whether or not having the force of law.

“Lease Agreements” has the meaning set forth in Section 2.19.

“Letter of Transmittal” means the form of Letter of Transmittal attached as Exhibit E.

“Lien” means, with respect to any asset (including any security), any mortgage, lien, pledge, charge, security interest, encumbrance or restriction of any kind in respect of such asset; provided, however, that the term “Lien” shall not include (a) statutory liens for Taxes, which are not yet due and payable or are being contested in good faith by appropriate proceedings with respect to which adequate reserves for payment have been established in accordance with GAAP and disclosed in Section 2.15 of the Company Disclosure Schedules, (b) statutory or common law liens to secure landlords, lessors or renters under leases or rental agreements confined to the premises rented, (c) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension or other social security programs mandated under applicable Laws, (d) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen to secure claims for labor, materials or supplies incurred in the ordinary course of business and (i) not yet delinquent or (ii) being contested in good faith and other like liens, and (e) restrictions on transfer of securities imposed by applicable state and federal securities laws.

“Material Adverse Effect” means, with respect to any entity or group of entities, any event, change or effect that (a) is materially adverse to the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations or results of operations of such entity and its subsidiaries, taken as a whole; or (b) would prevent or materially alter or delay any of the transactions contemplated by this Agreement, other than, with respect to the Company, any event, development or change arising out of or resulting from: (i) changes in conditions in the U.S. or global economy, capital or financial markets generally, including changes in interest or exchange rates, other than changes in conditions in the U.S. or global economy, capital or financial markets generally that affect the Company disproportionately as compared to other companies in the industry in which the Company operates (ii) changes in legal, tax, regulatory, political or business conditions that, in each case, generally affect the geographic regions or industries in which the Company conducts business, other than changes in legal, tax, regulatory, political or business conditions that affect the Company disproportionately as compared to other companies in the industry in which the Company operates, (iii) changes in GAAP, other than that affect the Company disproportionately as compared to other companies in the industry in which the Company operates, (iv) the negotiation, execution, announcement or performance of this Agreement or the transactions contemplated hereby or the consummation of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, landlords, tenants, lenders, investors or employees, or (v) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism that do not disproportionately affect the Company, or (vi) any action taken by the Company that is required by this Agreement or at the request of the Buyer.

“Material Contracts” has the meaning set forth in Section 2.21(a).

“Merger” has the meaning set forth in the recitals.

“Merger Consideration” has the meaning set forth in Section 1.7(a)(i).

“Merger Sub” has the meaning set forth in the preamble.

“Non-Compete Stockholders” means each of Gregory Kapust and Todd Allum.

“Option Exercise Amount” means the aggregate exercise price of all In-the-Money Company Options.

“Option Cancellation Agreement” means the form of Option Cancellation Agreement attached hereto as Exhibit F.

“Order” means any judgment, injunction, writ, order, ruling, award or decree by any Governmental Entity or arbitrator.

“Outbound Intellectual Property Licenses” has the meaning set forth in Section 2.13(e).

“Paying Agent” has the meaning set forth in Section 1.9(a).

“Paying Agent Agreement” has the meaning set forth in Section 1.9(a).

“Per Share Closing Payment” means an amount in cash equal to the difference of (i) the Per Share Consideration minus (ii) the fraction equal to (A) the Escrow Fund, divided by (B) the Adjusted Diluted Share Number.

“Per Share Consideration” means an amount equal to the quotient of (i) the Stockholder Merger Consideration plus the Option Exercise Amount divided by (ii) the Adjusted Diluted Share Number.

“Person” means any individual that is a natural person and any corporation (including any nonprofit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Property” has the meaning set forth in Section 2.25(a).

“Proportionate Share” means, with respect to an Entitled Holder, a fraction, (i) the numerator of which is the aggregate number of shares of Company Capital Stock (including those issuable or issued upon exercise of In-the-Money Company Options) held by such Entitled Holder pursuant to the terms of this Agreement and (ii) the Adjusted Diluted Share Number.

“Public Software” means any Software distributed or made available as “freeware”, “shareware”, or “open source” software or subject to any licensing or distribution models that (a) requires the licensing or distribution of the source code of such software or any other software, (b) prohibits or limits the receipt of consideration in connection with sublicensing or distributing any software, (c) except as specifically permitted by applicable Law, allows any Person to decompile, disassemble or otherwise reverse-engineer any software, or (d) requires the licensing of any software to any other Person for the purpose of making derivative works. For the avoidance of doubt, “Public Software” includes, without limitation, all software licensed or distributed under any license or distribution model described by the Open Source Initiative as set forth on www.opensource.org.

“Registrations” means authorizations, approvals, clearances, licenses, permits, certificates or exemptions issued by any Governmental Entity (including 510(k) clearances, pre-market approval applications, pre-market notifications, investigational device exemptions, product recertifications, manufacturing approvals and authorizations, CE Marks, pricing and reimbursement approvals, labeling approvals, registration notifications or their foreign equivalent) held by the Company immediately prior to the Closing Date, that are required for the research, development, manufacture, distribution, marketing, storage, transportation, use and sale of the Company Products.

“Requisite Approval” has the meaning set forth in Section 2.4(a).

“Seller Agent” means each of Stefan Schreck, Gregory J. Kapust, Robert Ameo, Todd Allum, Silverbow and Silverbow’s officers, directors, agents and employees.

“Seller Parties” has the meaning set forth in Section 8.2(a).

“Silverbow” means Silverbow Development, LLC, a Delaware limited liability company.

“Silverbow License” means that certain License Agreement effective as of March 6, 2014 by and between the Company and Silverbow.

“Software” means any and all computer programs, including operating system and applications software, implementations of algorithms and program interfaces, whether in source code, object code, or other form, databases and all documentation relating to the foregoing, including user manuals relating to the foregoing, in each case whether owned or licensed.

“SSA” means the Social Security Act of 1935, codified at Title 42, Chapter 7, of the United States Code.

“Stock Incentive Plan” has the meaning set forth in Section 1.8(f)(i).

“Stockholder Merger Consideration” has the meaning set forth in Section 1.7(a)(vi).

“Subsidiary” shall mean, with respect to any Person, any corporation or other organization or Person, whether incorporated or unincorporated, of which (a) such party or any other subsidiary of such party is a general partner (excluding such partnerships where such party or any subsidiary of such party does not have a majority of the voting interest in such partnership), or (b) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries or affiliates.

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Tax” or “Taxes” means (i) all United States federal, state, local and foreign taxes, and other assessments of a similar nature including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, profits, sales, use, ad valorem, business, license, escheat and unclaimed property, property (real, tangible or intangible), capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth, taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added or gains taxes, and including any interest, additions to tax, or penalties applicable thereto, (ii) any liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary, aggregate or similar group for any taxable period, and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person or as a result of being a transferee of or successor to any Person or, or otherwise by operation of law.

“Tax Authority” means the IRS and any other national, regional, state, municipal, foreign or other governmental or regulatory authority or administrative body responsible for the administration of any Taxes.

“Tax Rep” has the meaning set forth in Section 7.1.

“Tax Return” means all United States federal, state, local and foreign tax returns, declarations, statements, estimates, reports, schedules, forms and information returns or other documents and any amendments thereto required to be filed with a Tax Authority.

“Termination and Release Agreement” means the form of Termination and Release Agreement attached as Exhibit K.

“Third Party Claim” has the meaning set forth in Section 7.6(a).

“Transaction Documents” means the Non-Compete Agreement, the Certificate of Merger, the Escrow Agreement, the Paying Agent Agreement, the Letter of Transmittal, the Option Cancellation Agreement, the Stockholder Written Consent, the Joinder Agreement, the Resignation Letter, the FIRPTA Certificate, the Termination and Release Agreement, and the IP Acquisition Agreement.

“Transaction Expenses” has the meaning set forth in Section 8.1.

“Transaction Payroll Tax” means all employer portion payroll or employment Taxes incurred in connection with any option cashouts or other compensatory payments in connection with the transactions that are made before or substantially contemporaneously with or shortly after the Closing.

“Transaction Tax Deductions” means any item of loss or deduction resulting from or attributable to (a) transaction bonuses, change-in-control payments, severance payments, retention payments, or similar payments made to employees or other service providers of Company, (b) the fees, expenses, and interest (including unamortized original issue discount and any other amounts treated as interest for federal income Tax purposes and any prepayment penalty or breakage fees or accelerated deferred financing fees) incurred by the Company with respect to the payment of any indebtedness, (c) the amount of investment banking, legal, and accounting fees and expenses paid or payable by the Company, (d) accelerated vesting of restricted stock held by employees of the Company, and (e) the amount of any deductions for federal income Tax purposes as a result of the exercise or payment for cancellation of employee or other compensatory options, in each case arising in connection with the transactions contemplated by this Agreement.

“Treasury Regulations” means the applicable regulations promulgated by the IRS under the Code.

“Union” has the meaning set forth in Section 2.17(d).

“Unpaid Company Transaction Expenses” means the Transaction Expenses incurred by the Company that remain unpaid as of immediately prior to the Closing.

*** End Appendix A ***